UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for Fiscal 2020 (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	May 14, 2021

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Tatsufumi Sakai	President & CEO
For Inquiry:	Tomomichi Fujita	General Manager of Accounting
Phone:	+81-3-6838-6101
Ordinary General Meeting of Shareholders (scheduled):		June 23, 2021	Commencement of Dividend Payment (scheduled):	June 8, 2021
Filing of Yuka Shoken Hokokusho to the Kanto Local Finance Bureau (scheduled):		June 24, 2021	Trading Accounts: Established
Supplementary Materials on Annual Results:		Attached
IR Conference on Annual Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2020 (for the fiscal year ended March 31, 2021)

(1) Consolidated Results of Operations

(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2020	3,218,095	(19.2)	536,306	(15.9)	471,020	5.0
Fiscal 2019	3,986,701	1.5	637,877	3.8	448,568	364.5

Note:	Comprehensive Income: Fiscal 2020: ¥931,888 million, —%; Fiscal 2019: ¥7,673 million, —%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2020	185.75	185.75	5.2	0.2	16.6
Fiscal 2019	176.87	176.86	5.1	0.3	16.0

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2020: ¥19,912 million; Fiscal 2019: ¥30,382 million
Note:	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020.
The impact from the share consolidation is reflected in Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock.

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2020	225,586,211	9,362,207	4.1	3,650.87
Fiscal 2019	214,659,077	8,663,847	3.9	3,372.96

Reference:	Own Capital: As of March 31, 2021: ¥9,256,275 million; As of March 31, 2020: ¥8,553,971 million

Note: 1.	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.
Note: 2.

MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020.

The impact from the share consolidation is reflected in Total Net Assets per Share of Common Stock.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2020	16,613,235	(9,763,746)	40,819	46,981,399
Fiscal 2019	1,901,893	(5,808,537)	(281,849)	39,863,604

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2019	—	3.75	—	3.75	7.50	190,416	42.4	2.1
Fiscal 2020	—	3.75	—	37.50	—	190,410	40.3	2.1
Fiscal 2021 (estimate)	—	37.50	—	37.50	75.00		37.3

Note:

MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. The impact from the share consolidation is reflected in Cash Dividends per Share of Common Stock for the end of Fiscal 2020. If the share consolidation were not taken into consideration, it would be ¥3.75.

In addition, MHFG left the value of total annual dividend blank (—) as it is inappropriate simply to total the value of the dividend at the end of the first half of Fiscal 2020 and the value of the dividend at the end of Fiscal 2020.

3. Consolidated Earnings Estimates for Fiscal 2021 (for the fiscal year ending March 31, 2022)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2021	—	—	—
Fiscal 2021	510,000	8.2	201.04

Note:	The number of shares of common stock used in the above calculation is based on the number of outstanding shares of common stock as of March 31, 2021.

Notes

(1) Changes in Significant Subsidiaries during the Fiscal Year (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

      i.  Changes in accounting policies due to revisions of accounting standards: No

      ii. Changes in accounting policies other than i above: Yes

      iii. Changes in accounting estimates: No

      iv. Restatements: No

      Note: For more information, please refer to “Changes in Accounting Policies” on page 1 – 14 of the attachment.

(3) Issued Shares of Common Stock

i. Year-end issued shares (including treasury stock):	As of March 31, 2021	2,539,249,894 shares	As of March 31, 2020	2,539,249,894 shares
ii. Year-end treasury stock:	As of March 31, 2021	3,889,782 shares	As of March 31, 2020	3,210,681 shares
iii. Average number of outstanding shares:	Fiscal 2020	2,535,683,043 shares	Fiscal 2019	2,536,066,121 shares

Note:

MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. The impact from the share consolidation is reflected in the number of Year-end issued shares (including treasury stock), Year-end treasury stock and Average outstanding shares.

This immediate release is outside the scope of the audit.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 28, 2020, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Overview of Consolidated Results of Operations and Financial Conditions	p.1-2
	(1) Overview of Results of Operations	p.1-2
	(2) Overview of Financial Conditions	p.1-3
	(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2020 and Dividend Estimates for Fiscal 2021	p.1-3

2.	Basic Stance on Selection of Accounting Standards	p.1-4

3.	Consolidated Financial Statements and Others	p.1-5
	(1) Consolidated Balance Sheets	p.1-5
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-7
	(3) Consolidated Statements of Changes in Net Assets	p.1-10
	(4) Consolidated Statements of Cash Flows	p.1-12
	(5) Notes regarding Consolidated Financial Statements	p.1-14
(Matters Related to the Assumption of Going Concern)
(Changes in Accounting Policies)
(Business Segment Information)
(Per Share Information)
(Subsequent Events)

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Overview of Consolidated Results of Operations and Financial Conditions

(1) Overview of Results of Operations

Reviewing the economic environment over the fiscal year ended March 31, 2021, the global economy has been recovering from the sharp fall caused by the worldwide spread of COVID-19; however, recently, the spread of variants in some regions is inhibiting recovery.

In the United States, unemployment rose rapidly following the spread of COVID-19. However, as economic activity has resumed, the employment situation has improved. The FOMC (Federal Open Market Committee) is bolstering the economy by indicating that it will continue with monetary easing. Additional large-scale economic stimulus measures are also expected to boost the economy. Furthermore, progress in the vaccination rollout and other efforts has slowed down the spread of new infections. Nevertheless, the number of new infections still remains high and, therefore, future of the economy remains uncertain.

In Europe, although stringent lockdown measures caused a sharp contraction in consumption and production, the economic downturn seems to have bottomed out with the resumption of economic activity. In addition, as negotiations on the Free Trade Agreement (FTA) between the United Kingdom and the EU concluded, the negative impact of Brexit on the economy is expected to be limited. However, as economic activity remains stagnant due to the resurgence of infections and the subsequent resumption of lockdowns, concerns about the economic outlook still persist.

In Asia, China experienced continued recovery led by infrastructure investment and also experienced a recovery in private sector demand with rising consumer spending led by improvements in employment and income. However, considering its ongoing conflicts with the United States, there remains a high degree of uncertainty with respect to China’s trade and other issues. Among emerging economies, some countries are experiencing additional pressure on their economies due to resurgence of infections. Even among countries that have brought COVID-19 infections under control, those that are highly dependent on natural resources and tourism and those that have limited capacity for fiscal stimulus are still experiencing adverse economic impacts.

In Japan, the economy has continued to recover, mainly through consumer consumption and exports, from the plummet caused by the restrictions of economic activities following the spread of infections. However, the recent resurgence of infections is casting a shadow on the recovery. Although measures taken by the government and Bank of Japan have curtailed the rise in unemployment and the number of corporate bankruptcies, the decline in consumer spending related to services was not prevented and has become a heavy drag on economic recovery.

As to the prospects for the global economy, a gradual recovery is expected, bolstered by the increasing availability of vaccines and the monetary easing and fiscal stimulus measures implemented by governments around the world. However, if vaccination rollout does not proceed smoothly as expected, there are concerns that the continued constraints on economic activities would hurt demand even further due to worsening employment and income situations. The Japanese economy may also experience a prolonged economic decline, eventually mounting to a significant contraction.

Under the foregoing business environment, we recorded Consolidated Gross Profits of ¥2,198.6 billion for fiscal 2020, increasing by ¥136.4 billion from the previous fiscal year mainly due to the steady business performance in both Customer Groups and Markets. General and Administrative Expenses increased by ¥36.2 billion on a year-on-year basis to ¥1,414.6 billion mainly due to increased amortization expenses in unrecognized actuarial differences.

As a result, Consolidated Net Business Profits increased by ¥135.7 billion on a year-on-year basis to ¥797.7 billion.

Consolidated Net Business Profits + Net gains or losses related to ETFs and others, which consists of Consolidated Net Business Profits, Net gains or losses related to ETFs and others on a non-consolidated aggregated basis of the banks, and Net gains or losses related to operating investment securities on a consolidated basis of Mizuho Securities Co., Ltd., increased by ¥127.1 billion on a year-on-year basis to ¥799.7 billion.

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Mizuho Financial Group, Inc.

Credit-related Costs increased by ¥33.2 billion on a year-on-year basis to ¥204.9 billion mainly due to recording expenses involved with the impact of COVID-19 on both domestic and international.

Net Gains (Losses) related to Stocks decreased by ¥125.0 billion on a year-on-year basis to net gains of ¥12.1 billion mainly due to improvements in the book value of bear funds.

As a result, Ordinary Income decreased by ¥101.5 billion on a year-on-year basis to ¥536.3 billion.

Extraordinary Gains (Losses) increased by ¥135.0 billion on a year-on-year basis to net gains of ¥115.8 billion mainly due to recording extraordinary gains in connection with the revision of the pension plan.

Tax-related Expenses increased by ¥13.2 billion on a year-on-year basis to ¥174.7 billion.

As a result, Profit Attributable to Owners of Parent for fiscal 2020 increased by ¥22.4 billion on a year-on-year basis to ¥471.0 billion.

As for earnings estimates for fiscal 2021, we estimate Ordinary Profits of ¥720.0 billion and Profit Attributable to Owners of Parent of ¥510.0 billion on a consolidated basis.

We will disclose promptly if we need to revise the above consolidated earnings estimates due to the further spread of COVID-19 or otherwise.

(2) Overview of Financial Conditions

Consolidated total assets as of March 31, 2021 amounted to ¥225,586.2 billion, increasing by ¥10,927.1 billion from the end of the previous fiscal year mainly due to an increase in securities.

Securities were ¥43,697.2 billion, increasing by ¥8,790.0 billion from the end of the previous fiscal year. Loans and Bills Discounted amounted to ¥83,704.6 billion, increasing by ¥236.4 billion from the end of the previous fiscal year. Deposits and Negotiable Certificates of Deposit amounted to ¥150,504.9 billion, increasing by ¥6,032.7 billion from the end of the previous fiscal year.

Net Assets amounted to ¥9,362.2 billion, increasing by ¥698.3 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥7,807.2 billion, Accumulated Other Comprehensive Income was ¥1,449.0 billion, and Non-controlling Interests was ¥105.7 billion.

Net Cash Provided by Operating Activities was ¥16,613.2 billion mainly due to increased call loans. Net Cash Used in Investing Activities was ¥9,763.7 billion mainly due to purchase, sale and redemption of securities, and Net Cash Used in Financing Activities was ¥40.8 billion mainly due to the issuance of subordinated bonds. As a result, Cash and Cash Equivalents as of March 31, 2021 was ¥46,981.3 billion.

(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2020 and Dividend Estimates for Fiscal 2021

We have been implementing disciplined capital management by pursuing the optimum balance between strengthening of stable capital base and steady returns to shareholders, and set forth our shareholder return policy that we are maintaining the current level of dividends for the time being while aiming to strengthen our capital base further to enhance returns to shareholders at an early stage.

Based on this policy, we have decided to issue ¥37.5 of year-end cash dividends on common stock for Fiscal 2020 (annual cash dividends of ¥75.0 including interim dividends of ¥37.5, which reflects the impact from the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020) in accordance with the Dividend Estimate at the beginning of the fiscal year.

For Fiscal 2020, Profit Attributable to Owners of Parent was ¥471.0 billion and higher than our Earnings Estimate at the beginning of the fiscal year and Consolidated Common Equity Tier 1 capital ratio (Basel III finalization basis, excluding Net Unrealized Gains (Losses) on Other Securities) was 9.1% and reached our target level of the 5-Year Business Plan which was set at the lower end of the 9-10% range. The Board of Directors has decided on such dividends taking into account our business environment comprehensively including our business results and capital adequacy mentioned above, and domestic and international regulation trends, including the Basel regulatory framework.

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Mizuho Financial Group, Inc.

Common Stock	¥37.5 per share	(unchanged from the estimate at the beginning of Fiscal 2020)
Annual cash dividends incl. interim dividends	¥75.0 per share	(unchanged from the estimate at the beginning of Fiscal 2020)

Meanwhile, in accordance with the Articles of Incorporation, we may decide to issue dividends by resolution of the Board of Directors unless otherwise stipulated by laws and regulations. We decided on the year-end cash dividend payments on common stock for Fiscal 2020 at the meeting of the Board of Directors held today.

In response to the development of our capital accumulation, we decided to pursue the optimum balance between capital adequacy, growth investment and enhancement of shareholder return, and set forth our shareholder return policy of progressive dividends being our principal approach while executing flexible and intermittent share buybacks. In addition, as for the dividends, we will decide based on the steady growth of our stable earnings base, taking 40% of the dividend payout ratio as a guide into consideration. As for share buybacks, we will consider our business results and capital adequacy, our stock price and the opportunities for growth investment in determining the execution.

As for the dividend estimates of common stock for Fiscal 2021, based on the new shareholder return policy, we predict ¥75.0 per share of common stock, which is the same as Fiscal 2020. We intend to continue payments of cash dividends at the interim period to return profits to our shareholders in a timely manner.

(Dividend Estimates for Fiscal 2021)
Common Stock	Cash Dividends per Share	¥75.0
	of which Interim Dividends	¥37.5

2. Basic Stance on Selection of Accounting Standards

MHFG prepares its consolidated financial statements in accordance with Japanese Generally Accepted Accounting Principles. With respect to International Financial Reporting Standards (IFRS), in light of possible adoption in the future, MHFG is continuing research and study on the situation in Japan and Overseas and/or the development of IFRS.

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Mizuho Financial Group, Inc.

3. Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2020	As of March 31, 2021
Assets
Cash and Due from Banks	¥41,069,745	¥47,981,981
Call Loans and Bills Purchased	584,686	589,776
Receivables under Resale Agreements	18,581,488	11,623,654
Guarantee Deposits Paid under Securities Borrowing Transactions	2,243,161	2,707,711
Other Debt Purchased	2,688,273	3,208,004
Trading Assets	13,248,734	12,589,294
Money Held in Trust	411,847	582,368
Securities	34,907,234	43,697,262
Loans and Bills Discounted	83,468,185	83,704,675
Foreign Exchange Assets	2,044,415	2,084,756
Derivatives other than for Trading Assets	1,944,060	1,719,349
Other Assets	5,206,121	6,174,020
Tangible Fixed Assets	1,103,622	1,135,449
Buildings	287,038	268,587
Land	610,305	624,429
Lease Assets	13,293	7,622
Construction in Progress	72,290	124,049
Other Tangible Fixed Assets	120,694	110,762
Intangible Fixed Assets	636,139	620,224
Software	429,136	410,026
Goodwill	61,276	56,249
Lease Assets	4,118	2,758
Other Intangible Fixed Assets	141,608	151,190
Net Defined Benefit Asset	846,782	1,109,107
Deferred Tax Assets	32,493	31,402
Customers’ Liabilities for Acceptances and Guarantees	6,066,527	6,602,744
Reserves for Possible Losses on Loans	(424,446)	(575,572)
Reserve for Possible Losses on Investments	—	(0)

Total Assets	¥214,659,077	¥225,586,211

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Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2020	As of March 31, 2021
Liabilities
Deposits	¥131,189,673	¥133,312,406
Negotiable Certificates of Deposit	13,282,561	17,192,572
Call Money and Bills Sold	2,263,076	1,312,790
Payables under Repurchase Agreements	17,971,098	18,607,255
Guarantee Deposits Received under Securities Lending Transactions	1,108,255	958,148
Commercial Paper	411,089	2,105,067
Trading Liabilities	9,604,890	8,115,377
Borrowed Money	5,209,947	7,441,822
Foreign Exchange Liabilities	509,405	532,042
Short-term Bonds	373,658	456,045
Bonds and Notes	8,906,432	10,321,672
Due to Trust Accounts	1,055,510	1,160,608
Derivatives other than for Trading Liabilities	1,619,151	1,739,671
Other Liabilities	6,111,195	5,862,013
Reserve for Bonus Payments	75,175	104,131
Reserve for Variable Compensation	2,559	2,935
Net Defined Benefit Liability	62,113	71,049
Reserve for Director and Corporate Auditor Retirement Benefits	944	683
Reserve for Possible Losses on Sales of Loans	637	1,074
Reserve for Contingencies	6,443	6,762
Reserve for Reimbursement of Deposits	27,851	22,099
Reserve for Reimbursement of Debentures	18,672	14,419
Reserves under Special Laws	2,509	3,135
Deferred Tax Liabilities	53,150	215,557
Deferred Tax Liabilities for Revaluation Reserve for Land	62,695	61,915
Acceptances and Guarantees	6,066,527	6,602,744

Total Liabilities	¥205,995,229	¥216,224,003

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,136,467	1,135,940
Retained Earnings	4,174,190	4,421,655
Treasury Stock	(6,414)	(7,124)

Total Shareholders’ Equity	7,561,010	7,807,239

Net Unrealized Gains (Losses) on Other Securities	823,085	1,132,460
Deferred Gains or Losses on Hedges	72,081	31,618
Revaluation Reserve for Land	136,655	136,384
Foreign Currency Translation Adjustments	(133,178)	(139,514)
Remeasurements of Defined Benefit Plans	94,317	288,088

Total Accumulated Other Comprehensive Income	992,960	1,449,035

Stock Acquisition Rights	213	134
Non-controlling Interests	109,662	105,797

Total Net Assets	8,663,847	9,362,207

Total Liabilities and Net Assets	¥214,659,077	¥225,586,211

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Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2021
Ordinary Income	¥3,986,701	¥3,218,095
Interest Income	2,014,440	1,333,509
Interest on Loans and Bills Discounted	1,242,279	942,426
Interest and Dividends on Securities	266,861	240,494
Interest on Call Loans and Bills Purchased	5,356	2,190
Interest on Receivables under Resale Agreements	251,830	41,535
Interest on Securities Borrowing Transactions	18,779	2,946
Interest on Due from Banks	105,257	45,411
Other Interest Income	124,074	58,503
Fiduciary Income	58,565	55,160
Fee and Commission Income	778,842	843,953
Trading Income	406,539	388,441
Other Operating Income	412,114	358,254
Other Ordinary Income	316,198	238,776
Recovery of Written-off Claims	11,901	5,034
Other	304,296	233,741
Ordinary Expenses	3,348,823	2,681,789
Interest Expenses	1,280,897	427,826
Interest on Deposits	482,887	137,405
Interest on Negotiable Certificates of Deposit	124,332	28,906
Interest on Call Money and Bills Sold	8,686	1,907
Interest on Payables under Repurchase Agreements	351,012	56,199
Interest on Securities Lending Transactions	7,041	788
Interest on Commercial Paper	15,484	3,564
Interest on Borrowed Money	33,949	16,867
Interest on Short-term Bonds	31	55
Interest on Bonds and Notes	173,398	163,863
Other Interest Expenses	84,073	18,266
Fee and Commission Expenses	159,598	156,805
Trading Expenses	15,239	311
Other Operating Expenses	152,547	195,683
General and Administrative Expenses	1,378,398	1,414,608
Other Ordinary Expenses	362,142	486,554
Provision for Reserves for Possible Losses on Loans	161,005	180,636
Other	201,137	305,918

Ordinary Profits	¥637,877	¥536,306

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Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2021
Extraordinary Gains	¥2,239	¥142,202
Gains on Disposition of Fixed Assets	2,239	3,030
Gains on Cancellation of Employee Retirement Benefit Trust	—	76,996
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	62,176
Extraordinary Losses	21,399	26,345
Losses on Disposition of Fixed Assets	6,138	9,606
Losses on Impairment of Fixed Assets	15,224	12,793
Losses on Transfer to Defined Contribution Pension Plan	—	3,320
Other Extraordinary Losses	36	625

Income before Income Taxes	618,717	652,163

Income Taxes:
Current	150,088	165,688
Deferred	11,408	9,099

Total Income Taxes	161,496	174,788

Profit	457,221	477,375

Profit Attributable to Non-controlling Interests	8,652	6,355

Profit Attributable to Owners of Parent	¥448,568	¥471,020

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Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2021
Profit	¥457,221	¥477,375
Other Comprehensive Income	(449,547)	454,513
Net Unrealized Gains (Losses) on Other Securities	(359,779)	305,969
Deferred Gains or Losses on Hedges	94,536	(40,294)
Foreign Currency Translation Adjustments	(20,650)	(1,874)
Remeasurements of Defined Benefit Plans	(157,693)	187,744
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(5,961)	2,968

Comprehensive Income	7,673	931,888

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	(3,123)	927,366
Comprehensive Income Attributable to Non-controlling Interests	10,797	4,522

1-9

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2020

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,138,449	3,915,521	(7,703)	7,303,034
Changes during the period
Cash Dividends			(190,405)		(190,405)
Profit Attributable to Owners of Parent			448,568		448,568
Repurchase of Treasury Stock				(1,908)	(1,908)
Disposition of Treasury Stock		(625)		3,197	2,571
Transfer from Revaluation Reserve for Land			1,117		1,117
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(1,968)			(1,968)
Transfer from Retained Earnings to Capital Surplus		611	(611)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	(1,981)	258,668	1,288	257,975

Balance as of the end of the period	2,256,767	1,136,467	4,174,190	(6,414)	7,561,010

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,186,401	(22,282)	137,772	(111,057)	254,936	1,445,770	707	444,525	9,194,038
Changes during the period
Cash Dividends									(190,405)
Profit Attributable to Owners of Parent									448,568
Repurchase of Treasury Stock									(1,908)
Disposition of Treasury Stock									2,571
Transfer from Revaluation Reserve for Land									1,117
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(1,968)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ Equity	(363,316)	94,364	(1,117)	(22,120)	(160,619)	(452,809)	(493)	(334,862)	(788,165)

Total Changes during the period	(363,316)	94,364	(1,117)	(22,120)	(160,619)	(452,809)	(493)	(334,862)	(530,190)

Balance as of the end of the period	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,663,847

1-10

Mizuho Financial Group, Inc.

For the fiscal year ended March 31, 2021

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,136,467	4,174,190	(6,414)	7,561,010
Cumulative Effects of Changes in Accounting Policies			(32,639)		(32,639)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,136,467	4,141,550	(6,414)	7,528,370
Changes during the period
Cash Dividends			(190,418)		(190,418)
Profit Attributable to Owners of Parent			471,020		471,020
Repurchase of Treasury Stock				(2,545)	(2,545)
Disposition of Treasury Stock		(99)		1,835	1,736
Transfer from Revaluation Reserve for Land			271		271
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(526)			(526)
Decrease in retained earnings by increasing of equity method affiliates			(668)		(668)
Transfer from Retained Earnings to Capital Surplus		99	(99)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	(526)	280,105	(709)	278,869

Balance as of the end of the period	2,256,767	1,135,940	4,421,655	(7,124)	7,807,239

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,663,847
Cumulative Effects of Changes in Accounting Policies						—			(32,639)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,631,208
Changes during the period
Cash Dividends									(190,418)
Profit Attributable to Owners of Parent									471,020
Repurchase of Treasury Stock									(2,545)
Disposition of Treasury Stock									1,736
Transfer from Revaluation Reserve for Land									271
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(526)
Decrease in retained earnings by increasing of equity method affiliates									(668)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ Equity	309,374	(40,463)	(271)	(6,336)	193,770	456,074	(79)	(3,865)	452,130

Total Changes during the period	309,374	(40,463)	(271)	(6,336)	193,770	456,074	(79)	(3,865)	730,999

Balance as of the end of the period	1,132,460	31,618	136,384	(139,514)	288,088	1,449,035	134	105,797	9,362,207

1-11

Mizuho Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	Millions of yen
	For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2021
Cash Flow from Operating Activities
Income before Income Taxes	¥618,717	¥652,163
Depreciation	152,666	163,231
Losses on Impairment of Fixed Assets	15,224	12,793
Amortization of Goodwill	4,062	3,743
Equity in Loss (Gain) from Investments in Affiliates	(30,382)	(19,912)
Increase (Decrease) in Reserves for Possible Losses on Loans	139,940	143,127
Increase (Decrease) in Reserve for Possible Losses on Investments	—	0
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	6	437
Increase (Decrease) in Reserve for Contingencies	1,793	1,564
Increase (Decrease) in Reserve for Bonus Payments	8,611	27,295
Increase (Decrease) in Reserve for Variable Compensation	(307)	375
Decrease (Increase) in Net Defined Benefit Asset	(91,950)	86,807
Increase (Decrease) in Net Defined Benefit Liability	2,590	(869)
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(439)	(260)
Increase (Decrease) in Reserve for Reimbursement of Deposits	8,782	(5,751)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(6,893)	(4,253)
Interest Income—accrual basis	(2,014,440)	(1,333,509)
Interest Expenses—accrual basis	1,280,897	427,826
Losses (Gains) on Securities	(231,382)	(49,071)
Losses (Gains) on Money Held in Trust	(121)	(1,647)
Foreign Exchange Losses (Gains)—net	103,125	(173,635)
Losses (Gains) on Disposition of Fixed Assets	3,898	6,576
Losses (Gains) on Revision of Retirement Benefit Plan	—	(58,855)
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	—	(76,996)
Decrease (Increase) in Trading Assets	(1,435,994)	1,188,511
Increase (Decrease) in Trading Liabilities	1,488,005	(2,021,852)
Decrease (Increase) in Derivatives other than for Trading Assets	(638,977)	308,891
Increase (Decrease) in Derivatives other than for Trading Liabilities	475,833	36,977
Decrease (Increase) in Loans and Bills Discounted	(5,967,287)	1,355,723
Increase (Decrease) in Deposits	7,732,005	801,380
Increase (Decrease) in Negotiable Certificates of Deposit	367,378	3,437,852
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	2,165,756	2,191,633
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(365,564)	239,094
Decrease (Increase) in Call Loans, etc.	(5,758,002)	6,873,070
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	334,971	(464,549)
Increase (Decrease) in Call Money, etc.	3,128,355	(812,714)
Increase (Decrease) in Commercial Paper	(511,609)	1,686,839
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(376,328)	(150,107)
Decrease (Increase) in Foreign Exchange Assets	(106,795)	43,754
Increase (Decrease) in Foreign Exchange Liabilities	(159,598)	18,923
Increase (Decrease) in Short-term Bonds (Liabilities)	18,119	82,387
Increase (Decrease) in Bonds and Notes	308,937	1,187,520
Increase (Decrease) in Due to Trust Accounts	(46,563)	105,097
Interest and Dividend Income—cash basis	2,047,339	1,444,014
Interest Expenses—cash basis	(1,315,446)	(496,241)
Other—net	650,590	(27,154)

Subtotal	1,999,524	16,830,231

Cash Refunded (Paid) in Income Taxes	(97,631)	(216,995)

Net Cash Provided by (Used in) Operating Activities	1,901,893	16,613,235

1-12

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2021
Cash Flow from Investing Activities
Payments for Purchase of Securities	(72,474,752)	(97,434,015)
Proceeds from Sale of Securities	48,136,966	51,925,747
Proceeds from Redemption of Securities	18,815,661	36,114,600
Payments for Increase in Money Held in Trust	(78,650)	(183,852)
Proceeds from Decrease in Money Held in Trust	18,523	14,515
Payments for Purchase of Tangible Fixed Assets	(85,840)	(107,392)
Payments for Purchase of Intangible Fixed Assets	(151,011)	(108,812)
Proceeds from Sale of Tangible Fixed Assets	6,353	13,618
Proceeds from Sale of Intangible Fixed Assets	3,144	44
Proceeds from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)	1,067	1,799

Net Cash Provided by (Used in) Investing Activities	(5,808,537)	(9,763,746)

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	15,000	45,000
Repayments of Subordinated Borrowed Money	(30,000)	—
Proceeds from Issuance of Subordinated Bonds	483,000	555,000
Payments for Redemption of Subordinated Bonds	(213,000)	(360,000)
Proceeds from Investments by Non-controlling Shareholders	2,883	2,988
Repayments to Non-controlling Shareholders	(303,000)	(627)
Cash Dividends Paid	(190,386)	(190,497)
Cash Dividends Paid to Non-controlling Shareholders	(9,568)	(4,676)
Payments for Purchase of Stocks of Subsidiaries (not affecting the scope of consolidation)	(4,653)	—
Proceeds from Sale of Stocks of Subsidiaries (not affecting the scope of consolidation)	—	40
Payments for Repurchase of Treasury Stock	(1,441)	(1,848)
Proceeds from Sale of Treasury Stock	1,516	854
Payments for Repurchase of Treasury Stock of Subsidiaries	(32,199)	(5,414)

Net Cash Provided by (Used in) Financing Activities	(281,849)	40,819

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(202,776)	227,487

Net Increase (Decrease) in Cash and Cash Equivalents	(4,391,269)	7,117,795

Cash and Cash Equivalents at the beginning of the fiscal year	44,254,874	39,863,604
Decrease in Cash and Cash Equivalents resulting from Exclusion of Subsidiaries from Consolidation	(0)	—

Cash and Cash Equivalents at the end of the fiscal year	¥39,863,604	¥46,981,399

1-13

Mizuho Financial Group, Inc.

(5) Notes regarding Consolidated Financial Statements

(Matters Related to the Assumption of Going Concern)

There is no applicable information.

(Changes in Accounting Policies)

(Accounting Standard for Fair Value Measurement and Others)

MHFG has applied “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30 July 4, 2019) and others from the beginning of the consolidated fiscal year ended March 31, 2021.

In accordance with Article 8 of “Accounting Standard for Fair Value Measurement”, the fair value adjustment method used to determine the fair value of derivatives is revised to maximize the use of relevant observable inputs estimated from derivatives and others traded in the market.

In accordance with Article 20 of “Accounting Standard for Fair Value Measurement”, the cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were reflected in Retained Earnings as of April 1, 2020.

As a result, Retained Earnings decreased by ¥32,639 million, Trading Assets decreased by ¥50,380 million, Derivatives other than for Trading Assets decreased by ¥6,379 million, Trading Liabilities decreased by ¥6,529 million, Derivatives other than for Trading Liabilities decreased by ¥3,184 million, Deferred Tax Assets increased by ¥14,405 million, and Net Assets per Share decreased by ¥12.87 as of April 1, 2020. The share consolidation was taken place at a ratio of ten pre-consolidation shares to one post-consolidation share on October 1, 2020. Net Asset per share is calculated under the assumption that the share consolidation had been taken place at the beginning of fiscal 2019.

And in accordance with the transitional treatment set forth in Article 19 of “Accounting Standard for Fair Value Measurement” and Article 44-2 of “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019), MHFG has applied a new accounting policy prescribed by “Accounting Standard for Fair Value Measurement” and others from the consolidated fiscal year ended March 31, 2021.

As a result, in principle, while fair value of Japanese stocks was previously determined based on the average quoted market price over the month preceding the consolidated balance sheet date, from the end of the consolidated fiscal year ended March 31, 2021, fair value of Japanese stocks is determined based on the quoted market price as of the consolidated balance sheet date.

1-14

Mizuho Financial Group, Inc.

(Business Segment Information)

1. Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments.

The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc., and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments.

Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income, Other Operating Income, and Net gains or losses related to ETFs and others.

Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others is the amount of which General and administrative expenses (excluding non-recurring expenses and others), Equity in income from investments in affiliates, Amortization of goodwill and others (including amortization of intangible assets), and Others (consolidation adjustments) are deducted from, or added to, Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others relating to transactions between segments is based on the current market price.

Fixed assets disclosed as asset information by segment are the total amount of tangible fixed assets and intangible fixed assets. Fixed assets pertaining to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. have been allocated to each segment.

1-15

Mizuho Financial Group, Inc.

3. Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

	Millions of yen
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	679,878	491,861	450,623	487,212	50,404	40,750	2,200,728
General and administrative expenses (excluding Non-Recurring Losses and others)	640,566	209,551	251,133	218,202	32,946	56,275	1,408,673
Equity in income from investments in affiliates	5,446	3,920	10,913	—	1,114	(1,480)	19,912
Amortization of goodwill and others	2,256	99	360	839	7,642	1,005	12,201
Others	—	—	—	—	—	—	—
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	42,502	286,131	210,043	268,171	10,930	(18,010)	799,766
Fixed assets	546,985	185,096	162,089	93,896	87	767,521	1,755,674

Notes: 1.	Gross profits (excluding the amounts of credit costs of trust accounts) +Net gains or losses related to ETFs and others is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 2,034 million, of which ¥ (1,277) million is included in the Global Markets Company.

2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.	“Others” in Fixed assets includes assets of headquarters that have not been allocated to each segment, Fixed assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others.

Among Fixed assets that have not been allocated to each segment, some related expenses are allocated to each segment using a reasonable criteria of allocation.

1-16

Mizuho Financial Group, Inc.

4. The difference between the total amounts of reportable segments and the recorded amounts in the Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)

The total of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others of Segment Information and Ordinary Profits recorded in the Consolidated Statement of Income

Millions of yen
Amount
Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	2,200,728
Net gains or losses related to ETFs and others	(2,034)
Other Ordinary Income	238,776
General and Administrative Expenses	(1,414,608)
Other Ordinary Expenses	(486,554)

Ordinary Profits recorded in Consolidated Statement of Income	536,306

(2)

The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of Segment Information and Income before Income Taxes recorded in the Consolidated Statement of Income

Millions of yen
Amount
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	799,766
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	6,266
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(209,915)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	4,940
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	10,091
Net Extraordinary Gains (Losses)	115,857
Others	(74,842)

Income before Income Taxes recorded in Consolidated Statement of Income	652,163

1-17

Mizuho Financial Group, Inc.

(Per Share Information)

(Consolidated basis)

	Fiscal 2019	Fiscal 2020
Net Assets per Share of Common Stock	¥3,372.96	¥3,650.87
Net Income per Share of Common Stock	¥176.87	¥185.75
Diluted Net Income per Share of Common Stock	¥176.86	¥185.75

Notes:	1.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020.
The impact from the share consolidation is reflected in Net Assets per Share of Common Stock, Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock.

2.	Total Net Assets per Share of Common Stock is based on the following information:

			Fiscal 2019	Fiscal 2020
Net Assets per Share of Common Stock
Total Net Assets	¥	million	8,663,847	9,362,207
Deductions from Total Net Assets	¥	million	109,876	105,932
Stock Acquisition Rights	¥	million	213	134
Non-Controlling Interests	¥	million	109,662	105,797
Net Assets (year-end) related to Common Stock	¥	million	8,553,971	9,256,275
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated		Thousands of shares	2,536,039	2,535,360

3.	Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

			Fiscal 2019	Fiscal 2020
Net Income per Share of Common Stock
Profit Attributable to Owners of Parent	¥	million	448,568	471,020
Amount not attributable to Common Stock	¥	million	—	—
Profit Attributable to Owners of Parent related to Common Stock	¥	million	448,568	471,020
Average Outstanding Shares of Common Stock (during the period)		Thousands of shares	2,536,066	2,535,683

Diluted Net Income per Share of Common Stock
Adjustment to Profit Attributable to Owners of Parent	¥	million	—	—
Increased Number of Shares of Common Stock		Thousands of shares	158	89
Stock Acquisition Rights		Thousands of shares	158	89
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects			—	—

1-18

Mizuho Financial Group, Inc.

4.

In the calculation of Net Assets per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the number of issued shares as of March 31, 2020 and 2021. The numbers of such Treasury Stock shares deducted during the period ended March 31, 2020 and 2021 are 1,963 thousand and 2,554 thousand, respectively.

In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average numbers of such Treasury Stock shares deducted during the period ended March 31, 2020 and 2021 are 1,925 thousand and 2,350 thousand, respectively.

(Subsequent Events)

There is no applicable information.

1-19

SELECTED FINANCIAL INFORMATION

For Fiscal 2020

(Under Japanese GAAP)

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR FISCAL 2020	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Interest Margins (Domestic Operations)	NON		2- 5

3. Use and Source of Funds	NON		2- 6

4. Net Gains/Losses on Securities	CON	NON	2- 8

5. Unrealized Gains/Losses on Securities	CON	NON	2- 10

6. Projected Redemption Amounts for Securities	NON		2- 12

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2- 13

8. Employee Retirement Benefits	NON	CON	2- 14

9. Capital Ratio	CON	NON	2- 17

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 18

2. Status of Reserves for Possible Losses on Loans	CON	NON	2- 20

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 21

4. Status of Non Performing Loans based on the Financial Reconstruction Act(“FRA”)	CON	NON	2- 22

5. Coverage on Non Performing Loans based on the FRA	NON		2- 24

6. Overview of Non-Performing Loans(“NPLs”)	NON		2- 27

7. Results of Removal of NPLs from the Balance Sheet	NON		2- 28

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2- 29

(2) Non Performing Loans based on the FRA and Coverage Ratio by Industry	NON		2- 31

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises

(“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2- 32

(2) Loans to SMEs and Individual Customers	NON		2- 32

10. Status of Loans by Region	NON		2- 33

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2- 34

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2- 36

2. Number of Directors and Employees			2- 37

3. Number of Offices			2- 37

4. Earnings Plan for Fiscal 2021	CON	NON	2- 38

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 39
Comparison of Non-Consolidated Statements of Income (selected items)	2- 40
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 41
Comparison of Non-Consolidated Statements of Income (selected items)	2- 42
Statement of Trust Assets and Liabilities	2- 43
Comparison of Balances of Principal Items	2- 44
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 45
Comparison of Non-Consolidated Statements of Income (selected items)	2- 46

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), and our report on Form 6-K furnished to the SEC on December 28, 2020, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2020

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2020		Fiscal 2019
			Change
Consolidated Gross Profits	1	2,198,693	136,473	2,062,219
Net Interest Income	2	905,683	172,140	733,542
Fiduciary Income	3	55,160	(3,405)	58,565
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	687,147	67,904	619,243
Net Trading Income	6	388,130	(3,169)	391,299
Net Other Operating Income	7	162,571	(96,996)	259,567
General and Administrative Expenses	8	(1,414,608)	(36,209)	(1,378,398)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(209,915)	(26,606)	(183,308)
Losses on Write-offs of Loans	10	(18,334)	3,606	(21,940)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	4,940	(6,664)	11,605
Net Gains (Losses) related to Stocks	12	12,125	(125,048)	137,174
Equity in Income from Investments in Affiliates	13	19,912	(10,469)	30,382
Other	14	(74,842)	(33,044)	(41,797)

Ordinary Profits	15	536,306	(101,570)	637,877

Net Extraordinary Gains (Losses)	16	115,857	135,016	(19,159)
Income before Income Taxes	17	652,163	33,446	618,717
Income Taxes - Current	18	(165,688)	(15,600)	(150,088)
- Deferred	19	(9,099)	2,308	(11,408)
Profit	20	477,375	20,154	457,221
Profit Attributable to Non-controlling Interests	21	(6,355)	2,297	(8,652)

Profit Attributable to Owners of Parent	22	471,020	22,451	448,568

Credit-related Costs (including Credit Costs for Trust Accounts)	23	(204,974)	(33,271)	(171,703)

* Credit-related Costs [23] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	797,731	135,748	661,982

* Consolidated Net Business Profits [24] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	160	34	126
Number of affiliates under the equity method	26	28	2	26

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2020				Fiscal 2019
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,347,766	129,541	1,477,308	39,760	1,437,547
Domestic Gross Profits	2	650,437	118,078	768,515	(109,187)	877,703
Net Interest Income	3	422,456	26,213	448,670	12,901	435,768
Fiduciary Income	4		55,962	55,962	(3,170)	59,132
Trust Fees for Jointly Operated Designated Money Trust	5		4,022	4,022	(207)	4,229
Credit Costs for Trust Accounts (1)	6		—	—	—	—
Net Fee and Commission Income	7	275,299	34,003	309,302	24,782	284,519
Net Trading Income	8	(21,434)	1,517	(19,916)	(77,025)	57,109
Net Other Operating Income	9	(25,883)	381	(25,502)	(66,675)	41,173
International Gross Profits	10	697,328	11,463	708,792	148,948	559,843
Net Interest Income	11	362,726	4,111	366,838	149,726	217,111
Net Fee and Commission Income	12	147,730	(470)	147,260	11,059	136,200
Net Trading Income	13	104,995	140	105,135	10,951	94,183
Net Other Operating Income	14	81,876	7,682	89,558	(22,788)	112,347
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(815,110)	(81,987)	(897,098)	25,187	(922,286)
Expense Ratio	16	60.4%	63.2%	60.7%	(3.4%)	64.1%
Personnel Expenses	17	(317,357)	(38,772)	(356,129)	7,553	(363,683)
Non-Personnel Expenses	18	(450,074)	(39,674)	(489,748)	16,005	(505,754)
Premium for Deposit Insurance	19	(32,167)	(1,273)	(33,440)	(1,007)	(32,433)
Miscellaneous Taxes	20	(47,678)	(3,541)	(51,220)	1,628	(52,848)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	532,655	47,554	580,209	64,948	515,261
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	22	537,110	39,584	576,694	176,200	400,494
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	530,143	39,054	569,197	173,556	395,641

Reversal of (Provision for) General Reserve for Losses on Loans	24	(148,003)	(315)	(148,319)	(42,090)	(106,229)

Net Business Profits	25	384,651	47,238	431,889	22,858	409,031
Net Gains (Losses) related to Bonds	26	(4,454)	7,969	3,515	(111,252)	114,767

Net Non-Recurring Gains (Losses)	27	(106,584)	(3,305)	(109,889)	(181,296)	71,406
Net Gains (Losses) related to Stocks	28	(15,173)	2,871	(12,301)	(137,801)	125,499
Expenses related to Portfolio Problems	29	(57,345)	(192)	(57,537)	20,712	(78,250)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	4,350	0	4,351	(6,387)	10,738
Other	31	(38,416)	(5,984)	(44,401)	(57,820)	13,419

Ordinary Profits	32	278,066	43,933	321,999	(158,438)	480,438

Net Extraordinary Gains (Losses)	33	95,714	14,956	110,671	127,646	(16,975)
Net Gains (Losses) on Disposition of Fixed Assets	34	(3,825)	(1,213)	(5,038)	(2,025)	(3,013)
Losses on Impairment of Fixed Assets	35	(10,725)	(433)	(11,159)	2,802	(13,961)
Accumulation (Amortization) of Unrecognized Prior Service Cost	36	45,822	6,569	52,391	52,391	—
Gains on Cancellation of Employee Retirement Benefit Trust	37	66,630	10,365	76,996	76,996	—
Losses on Transfer to Defined Contribution Pension Plan	38	(2,187)	(331)	(2,519)	(2,519)	—
Income before Income Taxes	39	373,781	58,889	432,671	(30,792)	463,463
Income Taxes - Current	40	(95,987)	(8,573)	(104,560)	14,933	(119,493)
- Deferred	41	(10,404)	(5,928)	(16,333)	(15,550)	(782)

Net Income	42	267,389	44,388	311,777	(31,408)	343,186

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].
(2) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22]
= Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]
Credit-related Costs	43	(200,998)	(507)	(201,506)	(27,765)	(173,741)

Credit-related Costs [43] =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	44		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	45	(148,003)	(315)	(148,319)	(42,090)	(106,229)
Losses on Write-offs of Loans	46	(11,154)	(0)	(11,155)	(2,817)	(8,337)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	47	(31,745)	(191)	(31,936)	24,556	(56,492)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	48	(1,301)	—	(1,301)	(1,306)	5
Reversal of (Provision for) Reserve for Contingencies	49	(1,293)	—	(1,293)	375	(1,669)
Other (including Losses on Sales of Loans)	50	(7,498)	—	(7,498)	(6,481)	(1,016)
Total	51	(200,998)	(507)	(201,506)	(27,765)	(173,741)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2020		Fiscal 2019
			Change
Gross Profits	1	1,347,766	43,168	1,304,598
Domestic Gross Profits	2	650,437	(100,497)	750,934
Net Interest Income	3	422,456	8,498	413,957
Net Fee and Commission Income	4	275,299	26,982	248,316
Net Trading Income	5	(21,434)	(70,276)	48,841
Net Other Operating Income	6	(25,883)	(65,701)	39,818
International Gross Profits	7	697,328	143,665	553,663
Net Interest Income	8	362,726	147,669	215,056
Net Fee and Commission Income	9	147,730	10,911	136,819
Net Trading Income	10	104,995	4,049	100,945
Net Other Operating Income	11	81,876	(18,965)	100,841
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(815,110)	22,991	(838,102)
Expense Ratio	13	60.4%	(3.7%)	64.2%
Personnel Expenses	14	(317,357)	6,559	(323,917)
Non-Personnel Expenses	15	(450,074)	14,710	(464,785)
Premium for Deposit Insurance	16	(32,167)	(1,028)	(31,138)
Miscellaneous Taxes	17	(47,678)	1,721	(49,400)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	532,655	66,159	466,495
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas *	19	537,110	172,803	364,306
Excluding Net Gains (Losses) from redemption of Investment Trusts	20	530,143	170,585	359,557

Reversal of (Provision for) General Reserve for Losses on Loans	21	(148,003)	(42,424)	(105,579)

Net Business Profits	22	384,651	23,735	360,916
Net Gains (Losses) related to Bonds	23	(4,454)	(106,644)	102,189

Net Non-Recurring Gains (Losses)	24	(106,584)	(176,430)	69,845
Net Gains (Losses) related to Stocks	25	(15,173)	(136,515)	121,341
Expenses related to Portfolio Problems	26	(57,345)	19,925	(77,270)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	27	4,350	(6,088)	10,439
Other	28	(38,416)	(53,751)	15,335

Ordinary Profits	29	278,066	(152,695)	430,762

Net Extraordinary Gains (Losses)	30	95,714	112,902	(17,187)
Net Gains (Losses) on Disposition of Fixed Assets	31	(3,825)	(194)	(3,631)
Losses on Impairment of Fixed Assets	32	(10,725)	2,830	(13,556)
Accumulation (Amortization) of Unrecognized Prior Service Cost	33	45,822	45,822	—
Gains on Cancellation of Employee Retirement Benefit Trust	34	66,630	66,630	—
Losses on Transfer to Defined Contribution Pension Plan	35	(2,187)	(2,187)	—
Income before Income Taxes	36	373,781	(39,793)	413,574
Income Taxes - Current	37	(95,987)	13,164	(109,151)
- Deferred	38	(10,404)	(13,769)	3,364

Net Income	39	267,389	(40,398)	307,788

*   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[19] = Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[18]-Net Gains (Losses) related to Bonds[23]

Credit-related Costs	40	(200,998)	(28,587)	(172,410)

Credit-related Costs [40]   =  Expenses related to Portfolio Problems [26] + Reversal of (Provision for) General Reserve for Losses on Loans [21] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [27]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	41	(148,003)	(42,424)	(105,579)
Losses on Write-offs of Loans	42	(11,154)	(2,520)	(8,634)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(31,745)	23,771	(55,516)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	(1,301)	(1,306)	5
Reversal of (Provision for) Reserve for Contingencies	45	(1,293)	375	(1,669)
Other (including Losses on Sales of Loans)	46	(7,498)	(6,481)	(1,016)
Total	47	(200,998)	(28,587)	(172,410)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2020		Fiscal 2019
			Change
Gross Profits	1	129,541	(3,407)	132,949
Domestic Gross Profits	2	118,078	(8,690)	126,769
Net Interest Income	3	26,213	4,402	21,810
Fiduciary Income	4	55,962	(3,170)	59,132
Trust Fees for Jointly Operated Designated Money Trust	5	4,022	(207)	4,229
Credit Costs for Trust Accounts (1)	6	—	—	—
Net Fee and Commission Income	7	34,003	(2,199)	36,202
Net Trading Income	8	1,517	(6,749)	8,267
Net Other Operating Income	9	381	(973)	1,355
International Gross Profits	10	11,463	5,283	6,179
Net Interest Income	11	4,111	2,056	2,055
Net Fee and Commission Income	12	(470)	148	(619)
Net Trading Income	13	140	6,901	(6,761)
Net Other Operating Income	14	7,682	(3,823)	11,505
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(81,987)	2,196	(84,183)
Expense Ratio	16	63.2%	0.0%	63.3%
Personnel Expenses	17	(38,772)	994	(39,766)
Non-Personnel Expenses	18	(39,674)	1,294	(40,969)
Premium for Deposit Insurance	19	(1,273)	21	(1,295)
Miscellaneous Taxes	20	(3,541)	(92)	(3,448)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	47,554	(1,211)	48,765
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	22	39,584	3,396	36,187
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	39,054	2,970	36,083

Reversal of (Provision for) General Reserve for Losses on Loans	24	(315)	334	(649)

Net Business Profits	25	47,238	(876)	48,115
Net Gains (Losses) related to Bonds	26	7,969	(4,607)	12,577

Net Non-Recurring Gains (Losses)	27	(3,305)	(4,866)	1,560
Net Gains (Losses) related to Stocks	28	2,871	(1,285)	4,157
Expenses related to Portfolio Problems	29	(192)	787	(979)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	0	(298)	299
Other	31	(5,984)	(4,068)	(1,916)

Ordinary Profits	32	43,933	(5,743)	49,676

Net Extraordinary Gains (Losses)	33	14,956	14,743	212
Net Gains (Losses) on Disposition of Fixed Assets	34	(1,213)	(1,831)	617
Losses on Impairment of Fixed Assets	35	(433)	(28)	(405)
Accumulation (Amortization) of Unrecognized Prior Service Cost	36	6,569	6,569	—
Gains on Cancellation of Employee Retirement Benefit Trust	37	10,365	10,365	—
Losses on Transfer to Defined Contribution Pension Plan	38	(331)	(331)	—
Income before Income Taxes	39	58,889	9,000	49,888
Income Taxes - Current	40	(8,573)	1,769	(10,342)
- Deferred	41	(5,928)	(1,781)	(4,147)

Net Income	42	44,388	8,989	35,398

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].
(2) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22] =Net Business
Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	43	(507)	822	(1,330)

Credit-related Costs [43]   =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	44	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	45	(315)	334	(649)
Losses on Write-offs of Loans	46	(0)	(296)	296
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	47	(191)	785	(976)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	48	—	—	—
Reversal of (Provision for) Reserve for Contingencies	49	—	—	—
Other (including Losses on Sales of Loans)	50	—	—	—
Total	51	(507)	822	(1,330)

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			Fiscal 2020		Fiscal 2019
Mizuho Bank				Change

Return on Interest-Earning Assets		1	0.39	(0.03)	0.43
Return on Loans and Bills Discounted *1		2	0.72	(0.03)	0.76
Return on Securities		3	0.26	(0.15)	0.42
Cost of Funding (including Expenses)		4	0.56	(0.08)	0.65
Cost of Deposits (including Expenses)		5	0.57	(0.07)	0.64
Cost of Deposits *2		6	0.00	(0.00)	0.00
Cost of Other External Liabilities		7	0.41	(0.22)	0.63

Net Interest Margin	(1)-(4)	8	(0.17)	0.04	(0.21)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.15	0.03	0.12
Loan and Deposit Rate Margin	(2)-(6)	10	0.72	(0.03)	0.76

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		11	0.75	(0.03)	0.78
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.17	0.03	0.14
Loan and Deposit Rate Margin	(11)-(6)	13	0.74	(0.03)	0.78

			(%)
			Fiscal 2020		Fiscal 2019
Mizuho Trust & Banking				Change

Return on Interest-Earning Assets		14	0.58	0.10	0.47
Return on Loans and Bills Discounted *1		15	0.57	(0.01)	0.59
Return on Securities		16	3.35	1.96	1.38
Cost of Funding		17	0.11	0.02	0.09
Cost of Deposits *2		18	0.01	(0.00)	0.01

Net Interest Margin	(14)-(17)	19	0.46	0.08	0.38
Loan and Deposit Rate Margin	(15)-(18)	20	0.56	(0.01)	0.58

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.60	(0.01)	0.61
Loan and Deposit Rate Margin	(21)-(18)	22	0.59	(0.00)	0.60

(Reference)			(%)
			Fiscal 2020		Fiscal 2019
Aggregate Figures for the 2 Banks				Change

Return on Loans and Bills Discounted *1		23	0.71	(0.03)	0.75
Cost of Deposits *2		24	0.00	(0.00)	0.00

Loan and Deposit Rate Margin	(23)-(24)	25	0.71	(0.03)	0.75

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.74	(0.03)	0.77
Loan and Deposit Rate Margin	(26)-(24)	27	0.73	(0.03)	0.77

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2020				Fiscal 2019
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	179,694,193	0.63	24,040,508	(0.41)	155,653,684	1.05
Loans and Bills Discounted	84,803,030	0.97	7,705,327	(0.46)	77,097,703	1.44
Securities	39,868,174	0.57	11,612,225	(0.34)	28,255,948	0.91

Source of Funds	178,410,512	0.20	23,094,382	(0.44)	155,316,129	0.65
Deposits	130,401,624	0.08	10,523,845	(0.28)	119,877,778	0.37
NCDs	16,138,886	0.16	1,900,335	(0.68)	14,238,551	0.84

(Domestic Operations)

Use of Funds	120,959,437	0.39	13,229,838	(0.03)	107,729,598	0.43
Loans and Bills Discounted	53,859,122	0.71	4,909,750	(0.03)	48,949,371	0.75
Securities	25,022,730	0.26	7,423,128	(0.15)	17,599,601	0.42

Source of Funds	119,616,506	0.04	12,335,351	(0.00)	107,281,154	0.04
Deposits	99,956,243	0.00	6,873,651	(0.00)	93,082,592	0.00
NCDs	9,921,697	0.00	2,012,622	(0.00)	7,909,075	0.00

(International Operations)

Use of Funds	60,743,214	1.11	9,655,194	(1.19)	51,088,019	2.30
Loans and Bills Discounted	30,943,908	1.42	2,795,576	(1.21)	28,148,331	2.64
Securities	14,845,444	1.08	4,189,097	(0.63)	10,656,347	1.71

Source of Funds	60,802,464	0.51	9,603,556	(1.36)	51,198,908	1.88
Deposits	30,445,380	0.36	3,650,193	(1.30)	26,795,186	1.67
NCDs	6,217,189	0.40	(112,286)	(1.47)	6,329,475	1.88

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)
	(Millions of yen, %)
	Fiscal 2020				Fiscal 2019
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	5,962,461	0.65	(241,357)	0.05	6,203,818	0.60
Loans and Bills Discounted	3,464,856	0.61	83,883	(0.11)	3,380,972	0.72
Securities	571,839	2.71	(216,130)	1.35	787,969	1.35

Source of Funds	6,032,989	0.14	(589,866)	(0.06)	6,622,855	0.20
Deposits	3,088,333	0.01	(264,834)	(0.00)	3,353,168	0.01
NCDs	597,258	0.00	55,856	(0.00)	541,402	0.00

(Domestic Operations)

Use of Funds	5,623,344	0.58	(144,182)	0.10	5,767,526	0.47
Loans and Bills Discounted	3,348,271	0.58	156,352	(0.01)	3,191,918	0.59
Securities	333,954	3.35	(165,526)	1.96	499,480	1.38

Source of Funds	5,671,305	0.11	(505,388)	0.02	6,176,693	0.09
Deposits	3,084,615	0.01	(261,942)	(0.00)	3,346,557	0.01
NCDs	597,258	0.00	55,856	(0.00)	541,402	0.00

(International Operations)

Use of Funds	378,225	1.61	(115,916)	(0.33)	494,142	1.94
Loans and Bills Discounted	116,584	1.55	(72,468)	(1.37)	189,053	2.93
Securities	237,884	1.80	(50,603)	0.51	288,488	1.28

Source of Funds	400,794	0.50	(103,219)	(1.00)	504,013	1.50
Deposits	3,718	0.09	(2,892)	(1.15)	6,610	1.25
NCDs	—	—	—	—	—	—

2-7

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	Fiscal 2020		Fiscal 2019
		Change
Net Gains (Losses) related to Bonds	1,618	(112,624)	114,242
Gains on Sales and Others	117,748	(107,085)	224,833
Losses on Sales and Others	(116,363)	(13,042)	(103,320)
Impairment (Devaluation)	(3,332)	(1,146)	(2,185)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0)	(0)	—
Gains (Losses) on Derivatives other than for Trading	3,567	8,651	(5,084)

	Fiscal 2020		Fiscal 2019
		Change
Net Gains (Losses) related to Stocks	12,125	(125,048)	137,174
Gains on Sales	204,293	(21,711)	226,005
Losses on Sales	(147,457)	(75,199)	(72,258)
Impairment (Devaluation)	(5,815)	35,875	(41,691)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(38,893)	(64,012)	25,118

Non-Consolidated Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2020		Fiscal 2019
		Change
Net Gains (Losses) related to Bonds	3,515	(111,252)	114,767
Gains on Sales and Others	120,655	(105,518)	226,174
Losses on Sales and Others	(117,405)	(13,268)	(104,136)
Impairment (Devaluation)	(3,312)	(1,126)	(2,185)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	3,577	8,661	(5,084)

	Fiscal 2020		Fiscal 2019
		Change
Net Gains (Losses) related to Stocks	(12,301)	(137,801)	125,499
Gains on Sales	184,757	(29,412)	214,169
Losses on Sales	(145,582)	(74,856)	(70,725)
Impairment (Devaluation)	(12,581)	28,398	(40,980)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	2,082	(2,082)
Gains (Losses) on Derivatives other than for Trading	(38,893)	(64,012)	25,118

2-8

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	Fiscal 2020		Fiscal 2019
		Change
Net Gains (Losses) related to Bonds	(4,454)	(106,644)	102,189
Gains on Sales and Others	109,032	(93,221)	202,254
Losses on Sales and Others	(113,924)	(20,946)	(92,978)
Impairment (Devaluation)	(3,308)	(1,122)	(2,185)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	3,746	8,646	(4,900)

	Fiscal 2020		Fiscal 2019
		Change
Net Gains (Losses) related to Stocks	(15,173)	(136,515)	121,341
Gains on Sales	170,679	(31,921)	202,601
Losses on Sales	(140,546)	(77,996)	(62,550)
Impairment (Devaluation)	(10,875)	27,653	(38,528)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	2,082	(2,082)
Gains (Losses) on Derivatives other than for Trading	(34,431)	(56,332)	21,901

Mizuho Trust & Banking

	(Millions of yen)
	Fiscal 2020		Fiscal 2019
		Change
Net Gains (Losses) related to Bonds	7,969	(4,607)	12,577
Gains on Sales and Others	11,623	(12,296)	23,919
Losses on Sales and Others	(3,480)	7,677	(11,157)
Impairment (Devaluation)	(4)	(4)	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(169)	15	(184)

	Fiscal 2020		Fiscal 2019
		Change
Net Gains (Losses) related to Stocks	2,871	(1,285)	4,157
Gains on Sales	14,077	2,508	11,568
Losses on Sales	(5,036)	3,139	(8,175)
Impairment (Devaluation)	(1,706)	745	(2,451)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4,462)	(7,679)	3,216

2-9

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2021				As of March 31, 2020
	Book Value (= Fair Value)	Unrealized Gains/Losses			Book Value (= Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Other Securities	42,534,848	1,603,253	1,989,800	386,547	33,337,628	1,171,146	1,543,609	372,462
Japanese Stocks	2,865,985	1,698,265	1,744,614	46,348	2,338,429	1,066,360	1,167,903	101,543
Japanese Bonds	24,145,048	(44,978)	24,765	69,743	15,702,512	(54,100)	30,037	84,137
Japanese Government Bonds	20,920,582	(31,717)	3,583	35,301	12,601,934	(44,021)	6,540	50,562
Other	15,523,814	(50,033)	220,421	270,454	15,296,686	158,886	345,668	186,781
Foreign Bonds	12,433,912	(33,009)	66,678	99,687	12,702,213	200,954	246,097	45,142

*   In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*   As of March 31, 2021, fair value of securities is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

     As of March 31, 2020, fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

     Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

*   The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.

*   Unrealized Gains/Losses include ¥32,481 million and ¥(5,191) million, which were recognized in the statement of income for March 31, 2021 and March 31, 2020, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of March 31, 2021 and March 31, 2020 are ¥1,570,772 million and ¥1,176,337 million, respectively.

*   Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships) as of March 31, 2021 and March 31, 2020 are ¥1,132,460 million and ¥823,085 million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of March 31, 2021				As of March 31, 2020
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	885,529	18,069	21,225	3,155	860,233	15,096	15,467	370

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2021				As of March 31, 2020
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	41,388,529	1,527,548	1,915,021	387,472	32,728,555	1,097,064	1,471,736	374,672
Japanese Stocks	2,779,891	1,624,579	1,673,165	48,585	2,253,467	994,275	1,098,051	103,776
Japanese Bonds	24,125,549	(44,985)	24,758	69,743	15,675,573	(54,111)	30,026	84,137
Japanese Government Bonds	20,909,339	(31,722)	3,578	35,301	12,585,075	(44,028)	6,533	50,562
Other	14,483,088	(52,045)	217,097	269,142	14,799,514	156,900	343,658	186,758
Foreign Bonds	12,031,174	(32,575)	65,800	98,375	12,360,799	199,672	244,795	45,122

Mizuho Bank
Other Securities	41,113,338	1,441,229	1,826,408	385,178	31,816,754	1,033,585	1,393,577	359,992
Japanese Stocks	2,625,643	1,539,526	1,585,832	46,306	2,118,532	937,153	1,033,813	96,660
Japanese Bonds	24,010,684	(45,887)	23,842	69,729	15,413,226	(55,616)	28,480	84,097
Japanese Government Bonds	20,879,330	(31,720)	3,578	35,299	12,406,892	(44,931)	5,631	50,562
Other	14,477,009	(52,409)	216,733	269,142	14,284,996	152,048	331,282	179,234
Foreign Bonds	12,031,174	(32,575)	65,800	98,375	11,916,915	188,388	233,272	44,883

Mizuho Trust & Banking
Other Securities	275,190	86,318	88,612	2,293	911,800	63,479	78,159	14,680
Japanese Stocks	154,247	85,052	87,332	2,279	134,934	57,122	64,237	7,115
Japanese Bonds	114,865	901	915	13	262,347	1,505	1,545	40
Japanese Government Bonds	30,009	(1)	—	1	178,183	902	902	—
Other	6,078	364	364	0	514,518	4,851	12,376	7,524
Foreign Bonds	—	—	—	—	443,884	11,283	11,522	238

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	As of March 31, 2021, fair value of securities is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
As of March 31, 2020, fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*

The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.

*

Unrealized Gains/Losses include ¥32,481 million and ¥(5,191) million, which were recognized in the statement of income (aggregate figures for the 2 banks) for March 31, 2021 and March 31, 2020, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment (aggregate figures for the 2 banks) as of March 31, 2021 and March 31, 2020 are ¥1,495,067 million and ¥1,102,255 million, respectively.

*

Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method including translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships) as of March 31, 2021 and March 31, 2020 are as follows.

	(Millions of yen)
	As of March 31, 2021	As of March 31, 2020
Aggregate Figures	1,076,333	784,915
Mizuho Bank	1,009,001	734,953
Mizuho Trust & Banking	67,331	49,961

2-10

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2021				As of March 31, 2020
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	885,529	18,069	21,225	3,155	860,233	15,096	15,467	370
Mizuho Bank	885,529	18,069	21,225	3,155	860,233	15,096	15,467	370
Mizuho Trust & Banking	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2021				As of March 31, 2020
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	135,771	286,554	286,573	19	135,771	151,877	153,740	1,862
Mizuho Bank	135,771	286,554	286,573	19	135,771	151,877	153,740	1,862
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments. The base amount is as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2021		As of March 31, 2020
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,570,772	394,434	1,176,337
Japanese Stocks	1,665,784	594,233	1,071,551
Japanese Bonds	(44,978)	9,121	(54,100)
Japanese Government Bonds	(31,717)	12,303	(44,021)
Other	(50,033)	(208,920)	158,886
Foreign Bonds	(33,009)	(233,963)	200,954

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2021		As of March 31, 2020
	Unrealized Gains/Losses		Unrealized
		Change	Gains/Losses
Other Securities	1,495,067	392,812	1,102,255
Japanese Stocks	1,592,098	592,631	999,466
Japanese Bonds	(44,985)	9,125	(54,111)
Japanese Government Bonds	(31,722)	12,306	(44,028)
Other	(52,045)	(208,945)	156,900
Foreign Bonds	(32,575)	(232,247)	199,672

2-11

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of March 31, 2021				Change				Maturity as of March 31, 2020
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	15,861.4	6,408.1	1,639.1	665.9	9,612.8	(480.7)	(638.3)	39.6	6,248.6	6,888.8	2,277.4	626.2
Japanese Government Bonds	15,447.4	4,843.9	1,005.0	55.0	9,596.0	(545.6)	(657.1)	10.0	5,851.4	5,389.5	1,662.1	45.0
Japanese Local Government Bonds	54.9	218.7	171.3	18.5	43.4	47.3	86.6	14.1	11.5	171.4	84.6	4.4
Japanese Corporate Bonds	359.1	1,345.4	462.8	592.4	(26.5)	17.5	(67.8)	15.5	385.7	1,327.8	530.7	576.8
Other	2,631.5	2,816.7	2,041.9	5,576.4	(597.8)	(205.3)	(534.6)	843.6	3,229.3	3,022.1	2,576.5	4,732.7

Mizuho Bank

Japanese Bonds	15,828.3	6,347.4	1,618.9	665.9	9,642.0	(370.6)	(634.8)	39.6	6,186.3	6,718.1	2,253.7	626.2
Japanese Government Bonds	15,417.4	4,843.9	1,005.0	55.0	9,619.1	(425.6)	(657.1)	10.0	5,798.3	5,269.5	1,662.1	45.0
Japanese Local Government Bonds	54.9	218.7	171.3	18.5	44.1	47.5	86.6	14.1	10.7	171.1	84.6	4.4
Japanese Corporate Bonds	355.9	1,284.8	442.6	592.4	(21.2)	7.3	(64.4)	15.5	377.2	1,277.4	507.0	576.8
Other	2,630.9	2,812.5	2,040.0	5,576.4	(579.6)	(73.0)	(361.3)	940.3	3,210.6	2,885.5	2,401.3	4,636.1

Mizuho Trust & Banking

Japanese Bonds	33.1	60.6	20.2	—	(29.2)	(110.0)	(3.4)	—	62.3	170.7	23.6	—
Japanese Government Bonds	30.0	—	—	—	(23.1)	(120.0)	—	—	53.1	120.0	—	—
Japanese Local Government Bonds	—	—	—	—	(0.7)	(0.2)	—	—	0.7	0.2	—	—
Japanese Corporate Bonds	3.1	60.6	20.2	—	(5.3)	10.1	(3.4)	—	8.4	50.4	23.6	—
Other	0.5	4.2	1.9	—	(18.1)	(132.3)	(173.3)	(96.6)	18.7	136.6	175.2	96.6

2-12

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2021				Change				As of March 31, 2020
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	2,945.7	9,075.4	5,569.0	17,600.3	1,136.0	(1,408.3)	(289.1)	(551.4)	1,809.7	10,483.7	5,858.2	18,151.7
Receive Float / Pay Fixed	608.2	1,907.8	3,267.8	5,784.0	188.1	(676.8)	132.1	(356.6)	420.1	2,584.7	3,135.7	6,140.6
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,553.9	10,983.3	8,836.9	23,384.3	1,324.1	(2,085.1)	(157.0)	(908.0)	2,229.8	13,068.5	8,994.0	24,292.3

Mizuho Bank

Receive Fixed / Pay Float	2,945.7	9,075.4	5,569.0	17,590.3	1,136.0	(1,408.3)	(289.1)	(561.4)	1,809.7	10,483.7	5,858.2	18,151.7
Receive Float / Pay Fixed	608.2	1,837.8	2,902.8	5,349.0	208.1	(616.8)	189.9	(218.7)	400.1	2,454.7	2,712.9	5,567.7
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,553.9	10,913.3	8,471.9	22,939.3	1,344.1	(2,025.1)	(99.1)	(780.2)	2,209.8	12,938.5	8,571.1	23,719.5

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	—	—	10.0	—	—	—	10.0	—	—	—	—
Receive Float / Pay Fixed	—	70.0	365.0	435.0	(20.0)	(60.0)	(57.8)	(137.8)	20.0	130.0	422.8	572.8
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	70.0	365.0	445.0	(20.0)	(60.0)	(57.8)	(127.8)	20.0	130.0	422.8	572.8

(Reference)

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of March 31, 2021			Change			As of March 31, 2020
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	1,178.4	1,138.9	39.5	(218.1)	(160.2)	(57.9)	1,396.6	1,299.1	97.4
Mizuho Bank	1,168.8	1,125.5	43.2	(152.6)	(91.7)	(60.8)	1,321.4	1,217.3	104.1
Mizuho Trust & Banking	9.6	13.3	(3.7)	(65.5)	(68.4)	2.9	75.1	81.8	(6.6)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-13

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		Fiscal 2020	Change	Fiscal 2019
Retirement Benefit Obligations	(A)	1,125,762	(94,993)	1,220,755
Discount Rate (%)		(0.07)~0.82		(0.00)~0.62

Total Fair Value of Plan Assets	(B)	2,113,359	115,930	1,997,428
Unrecognized Actuarial Differences	(C)	(397,727)	(243,087)	(154,639)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits	(B)+(C)-(A)	589,869	(32,163)	622,033

Mizuho Bank

Retirement Benefit Obligations	(A)	987,980	(84,573)	1,072,553
Discount Rate (%)		(0.07)~0.82		(0.00)~0.62

Total Fair Value of Plan Assets	(B)	1,851,065	94,480	1,756,585
Unrecognized Actuarial Differences	(C)	(338,917)	(211,159)	(127,758)
Prepaid Pension Cost	(B)+ (C)-(A)	524,167	(32,105)	556,273

Mizuho Trust & Banking

Retirement Benefit Obligations	(A)	137,781	(10,420)	148,201
Discount Rate (%)		(0.07)~0.82		(0.00)~0.62

Total Fair Value of Plan Assets	(B)	262,293	21,450	240,842
Unrecognized Actuarial Differences	(C)	(58,809)	(31,928)	(26,881)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits	(B)+(C)-(A)	65,701	(57)	65,759

2-14

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2020	Change	Fiscal 2019
Service Cost	(23,779)	5,725	(29,505)
Interest Cost	(3,412)	(283)	(3,128)
Expected Return on Plan Assets	34,752	26	34,726
Accumulation (Amortization) of Unrecognized Actuarial Differences	25,213	(36,377)	61,590
Accumulation (Amortization) of Unrecognized Prior Service Cost	52,391	54,693	(2,301)
Gains on Cancellation of Employee Retirement Benefit Trust	76,996	76,996	—
Losses on Transfer to Defined Contribution Pension Plan	(2,519)	(2,519)	—
Other	(8,122)	(2,439)	(5,682)

Total	151,520	95,821	55,698

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost, Gains on Cancellation of Employee Retirement Benefit Trust and Losses on Transfer to Defined Contribution Pension Plan that arose in Fiscal 2020 are recorded to Extraordinary Gains (Losses) (¥126,869 million).

Mizuho Bank

	(Millions of yen)
	Fiscal 2020	Change	Fiscal 2019
Service Cost	(20,030)	4,980	(25,010)
Interest Cost	(2,994)	(244)	(2,749)
Expected Return on Plan Assets	31,140	35	31,105
Accumulation (Amortization) of Unrecognized Actuarial Differences	22,775	(34,547)	57,322
Accumulation (Amortization) of Unrecognized Prior Service Cost	45,822	47,836	(2,013)
Gains on Cancellation of Employee Retirement Benefit Trust	66,630	66,630	—
Losses on Transfer to Defined Contribution Pension Plan	(2,187)	(2,187)	—
Other	(7,147)	(2,174)	(4,973)

Total	134,008	80,328	53,680

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost, Gains on Cancellation of Employee Retirement Benefit Trust and Losses on Transfer to

Defined Contribution Pension Plan that arose in Fiscal 2020 are recorded to Extraordinary Gains (Losses) (¥110,265 million).

Mizuho Trust & Banking

	(Millions of yen)
	Fiscal 2020	Change	Fiscal 2019
Service Cost	(3,749)	745	(4,495)
Interest Cost	(418)	(39)	(379)
Expected Return on Plan Assets	3,611	(8)	3,620
Accumulation (Amortization) of Unrecognized Actuarial Differences	2,438	(1,830)	4,268
Accumulation (Amortization) of Unrecognized Prior Service Cost	6,569	6,857	(287)
Gains on Cancellation of Employee Retirement Benefit Trust	10,365	10,365	—
Losses on Transfer to Defined Contribution Pension Plan	(331)	(331)	—
Other	(974)	(265)	(709)

Total	17,511	15,492	2,018

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost, Gains on Cancellation of Employee Retirement Benefit Trust and Losses on Transfer to

Defined Contribution Pension Plan that arose in Fiscal 2020 are recorded to Extraordinary Gains (Losses) (¥16,603 million).

2-15

Mizuho Financial Group, Inc.

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		As of March 31, 2021	Change	As of March 31, 2020
Retirement Benefit Obligations	(A)	1,335,890	(104,450)	1,440,341
Fair Value of Plan Assets	(B)	2,373,949	148,939	2,225,010
Unrecognized Actuarial Differences	(C)	(409,679)	(270,870)	(138,808)
Net Defined Benefit Asset	(D)	1,109,107	262,325	846,782
Net Defined Benefit Liability	(A)-(B)+(D)	71,049	8,935	62,113
Income (Expenses) related to Employee Retirement Benefits
		(Millions of yen)
		Fiscal 2020	Change	Fiscal 2019
Service Cost		(37,103)	6,593	(43,697)
Interest Cost		(4,315)	(302)	(4,013)
Expected Return on Plan Assets		39,092	(24)	39,117
Accumulation (Amortization) of Unrecognized Actuarial Differences		22,563	(37,913)	60,477
Accumulation (Amortization) of Unrecognized Prior Service Cost		62,117	64,921	(2,803)
Gains on Cancellation of Employee Retirement Benefit Trust		76,996	76,996	—
Losses on Transfer to Defined Contribution Pension Plan		(3,320)	(3,320)	—
Other		(13,567)	(1,613)	(11,953)

Total		142,463	105,337	37,126

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost, Gains on Cancellation of Employee Retirement Benefit Trust and Losses on Transfer to Defined Contribution Pension Plan that arose in Fiscal 2020, except for a portion thereof, are recorded to Extraordinary Gains (Losses) (¥135,852 million).

2-16

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of March 31, 2021 (Preliminary)	Change	As of March 31, 2020
(1) Total Capital Ratio	16.87	(0.38)	17.25
(2) Tier 1 Capital Ratio	14.37	(0.15)	14.52
(3) Common Equity Tier 1 Capital Ratio	11.63	(0.02)	11.65
(4) Total Capital	11,385.3	663.1	10,722.2
(5) Tier 1 Capital	9,701.9	677.5	9,024.4
(6) Common Equity Tier 1 Capital	7,849.9	605.1	7,244.7
(7) Risk weighted Assets	67,481.9	5,340.7	62,141.2
(8) Total Required Capital (7) X8%	5,398.5	427.2	4,971.2

Mizuho Bank International Standard

	Consolidated			Non-Consolidated
	As of March 31, 2021 (Preliminary)	Change	As of March 31, 2020	As of March 31, 2021 (Preliminary)
(1) Total Capital Ratio	16.57	(0.72)	17.29	16.96
(2) Tier 1 Capital Ratio	14.05	(0.45)	14.50	14.28
(3) Common Equity Tier 1 Capital Ratio	11.11	(0.28)	11.39	11.14
(4) Total Capital	10,399.9	535.2	9,864.6	9,986.5
(5) Tier 1 Capital	8,818.7	544.0	8,274.7	8,405.6
(6) Common Equity Tier 1 Capital	6,971.8	470.5	6,501.3	6,560.9
(7) Risk weighted Assets	62,734.0	5,693.7	57,040.2	58,853.5
(8) Total Required Capital (7) X8%	5,018.7	455.5	4,563.2	4,708.2

Mizuho Trust & Banking International Standard

	Consolidated			Non-Consolidated
	As of March 31, 2021 (Preliminary)	Change	As of March 31, 2020	As of March 31, 2021 (Preliminary)
(1) Total Capital Ratio	28.94	5.20	23.74	28.64
(2) Tier 1 Capital Ratio	28.94	5.28	23.66	28.63
(3) Common Equity Tier 1 Capital Ratio	28.94	5.30	23.64	28.63
(4) Total Capital	526.6	35.7	490.8	519.4
(5) Tier 1 Capital	526.5	37.3	489.2	519.3
(6) Common Equity Tier 1 Capital	526.5	37.7	488.7	519.3
(7) Risk weighted Assets	1,819.1	(248.1)	2,067.3	1,813.5
(8) Total Required Capital (7) X8%	145.5	(19.8)	165.3	145.0

2-17

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of March 31, 2021				As of March 31, 2020
		%	Change	%		%
Loans to Bankrupt Obligors	19,554	0.02	3,615	0.00	15,938	0.01
Non-Accrual Delinquent Loans	415,318	0.49	14,302	0.01	401,016	0.48
Loans Past Due for 3 Months or More	534	0.00	(933)	(0.00)	1,468	0.00
Restructured Loans	377,049	0.45	120,620	0.14	256,429	0.30

Total	812,457	0.97	137,603	0.16	674,853	0.80

Total Loans	83,704,675	100.00	236,489		83,468,185	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	105,348		25,522		79,826

Trust Account
	As of March 31, 2021				As of March 31, 2020
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	—	—	—	—	—	—
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	—	—	—	—	—	—

Total Loans	4,787	100.00	(3,986)		8,773	100.00

Consolidated + Trust Account
	As of March 31, 2021				As of March 31, 2020
		%	Change	%		%
Loans to Bankrupt Obligors	19,554	0.02	3,615	0.00	15,938	0.01
Non-Accrual Delinquent Loans	404,948	0.48	3,932	0.00	401,016	0.48
Loans Past Due for 3 Months or More	534	0.00	(933)	(0.00)	1,468	0.00
Restructured Loans	377,049	0.45	120,620	0.14	256,429	0.30

Total	802,087	0.95	127,233	0.14	674,853	0.80

Total Loans	83,709,462	100.00	232,503		83,476,958	100.00

Trust account represents trust accounts that guarantee principals in the agreement.

2-18

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2021				As of March 31, 2020
		%	Change	%		%
Loans to Bankrupt Obligors	19,009	0.02	4,223	0.00	14,786	0.01
Non-Accrual Delinquent Loans	397,573	0.46	13,867	0.00	383,705	0.45
Loans Past Due for 3 Months or More	534	0.00	(933)	(0.00)	1,468	0.00
Restructured Loans	332,469	0.38	110,457	0.12	222,011	0.26

Total	749,587	0.87	127,615	0.13	621,972	0.73

Total Loans	85,441,645	100.00	1,194,127		84,247,518	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	100,834		26,256		74,578

Mizuho Bank

Loans to Bankrupt Obligors	18,995	0.02	4,209	0.00	14,786	0.01
Non-Accrual Delinquent Loans	390,895	0.47	11,422	0.00	379,472	0.46
Loans Past Due for 3 Months or More	534	0.00	(933)	(0.00)	1,468	0.00
Restructured Loans	332,022	0.40	111,151	0.13	220,871	0.27

Total	742,448	0.90	125,849	0.14	616,599	0.76

Total Loans	82,074,591	100.00	1,203,322		80,871,269	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	100,618		26,256		74,362

Mizuho Trust & Banking (Banking Account)

Loans to Bankrupt Obligors	14	0.00	14	0.00	—	—
Non-Accrual Delinquent Loans	6,678	0.19	2,445	0.07	4,232	0.12
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	446	0.01	(693)	(0.02)	1,140	0.03

Total	7,138	0.21	1,765	0.05	5,373	0.15

Total Loans	3,362,267	100.00	(5,208)		3,367,475	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	216		0		215

(Trust Account)

Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	—	—	—	—	—	—
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	—	—	—	—	—	—

Total Loans	4,787	100.00	(3,986)		8,773	100.00

Trust account represents trust accounts that guarantee principals in the agreement.

2-19

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2021	Change	As of March 31, 2020
Reserves for Possible Losses on Loans	575,572	151,126	424,446
General Reserve for Possible Losses on Loans	383,062	144,026	239,035
Specific Reserve for Possible Losses on Loans	191,208	5,798	185,410
Reserve for Possible Losses on Loans to Restructuring Countries	1,301	1,301	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	116,834	27,618	89,216

Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of March 31, 2021	Change	As of March 31, 2020
Reserves for Possible Losses on Loans	540,297	151,478	388,818
General Reserve for Possible Losses on Loans	364,916	148,319	216,597
Specific Reserve for Possible Losses on Loans	174,078	1,857	172,221
Reserve for Possible Losses on Loans to Restructuring Countries	1,301	1,301	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	111,666	28,142	83,523

Mizuho Bank

Reserves for Possible Losses on Loans	536,101	150,971	385,129
General Reserve for Possible Losses on Loans	362,068	148,003	214,064
Specific Reserve for Possible Losses on Loans	172,730	1,665	171,064
Reserve for Possible Losses on Loans to Restructuring Countries	1,301	1,301	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	111,450	28,141	83,308

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	4,196	507	3,689
General Reserve for Possible Losses on Loans	2,847	315	2,532
Specific Reserve for Possible Losses on Loans	1,348	191	1,156
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	216	0	215

Reserve for Possible Losses on Entrusted Loans (¥15 million and ¥27 million for March 31, 2021 and March 31, 2020, respectively) is not included in the above figures for Trust Account.

2-20

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of March 31, 2021	Change	As of March 31, 2020
Mizuho Financial Group	70.84	7.94	62.89
Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of March 31, 2021	Change	As of March 31, 2020
Total	72.07	9.56	62.51
Mizuho Bank	72.20	9.74	62.46
Mizuho Trust & Banking (Banking Account)	58.77	(9.87)	68.65

Above figures are presented net of partial direct write-offs.

2-21

Mizuho Financial Group, Inc.

4. Status of Non Performing Loans based on the Financial Reconstruction Act(“FRA”)

Consolidated

	(Millions of yen)
	As of March 31, 2021	Change	As of March 31, 2020
Claims against Bankrupt and Substantially Bankrupt Obligors	55,506	(3,706)	59,212
Claims with Collection Risk	409,742	26,007	383,734
Claims for Special Attention	377,584	119,686	257,898
Sub-total[1]	842,832	141,987	700,845
Normal Claims	93,186,798	525,506	92,661,291

Total[2]	94,029,630	667,493	93,362,137

	(%)
NPL ratio[1]/[2]	0.89	0.14	0.75

Above figures are presented net of partial direct write-offs.

Trust Account

	(Millions of yen)
	As of March 31, 2021	Change	As of March 31, 2020
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Sub-total[3]	—	—	—
Normal Claims	4,787	(3,986)	8,773

Total[4]	4,787	(3,986)	8,773

	(%)
NPL ratio[3]/[4]	—	—	—

Consolidated + Trust Account

	(Millions of yen)
	As of March 31, 2021	Change	As of March 31, 2020
Claims against Bankrupt and Substantially Bankrupt Obligors	55,506	(3,706)	59,212
Claims with Collection Risk	409,742	26,007	383,734
Claims for Special Attention	377,584	119,686	257,898
Sub-total[5]	842,832	141,987	700,845
Normal Claims	93,191,585	521,519	92,670,065

Total[6]	94,034,418	663,507	93,370,910

	(%)
NPL ratio[5]/[6]	0.89	0.14	0.75

Trust account represents trust accounts that guarantee principals in the agreement.

2-22

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Millions of yen)
	As of March 31, 2021	Change	As of March 31, 2020
Claims against Bankrupt and Substantially Bankrupt Obligors	48,720	(2,322)	51,042
Claims with Collection Risk	411,052	24,520	386,532
Claims for Special Attention	333,004	109,523	223,480
Sub-total[1]	792,777	131,721	661,055
Normal Claims	95,144,375	1,253,461	93,890,914

Total[2]	95,937,152	1,385,182	94,551,969

	(%)
NPL ratio[1]/[2]	0.82	0.12	0.69

Above figures are presented net of partial direct write-offs.

Mizuho Bank

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	48,440	(2,162)	50,602
Claims with Collection Risk	404,640	21,900	382,739
Claims for Special Attention	332,557	110,217	222,340
Sub-total[3]	785,638	129,955	655,682
Normal Claims	91,768,889	1,265,855	90,503,034

Total[4]	92,554,528	1,395,810	91,158,717

	(%)
NPL ratio[3]/[4]	0.84	0.12	0.71

Above figures are presented net of partial direct write-offs.

Mizuho Trust & Banking

(Banking Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	280	(159)	439
Claims with Collection Risk	6,412	2,619	3,793
Claims for Special Attention	446	(693)	1,140
Sub-total[5]	7,138	1,765	5,373
Normal Claims	3,370,698	(8,407)	3,379,106

Total[6]	3,377,837	(6,641)	3,384,479

	(%)
NPL ratio[5]/[6]	0.21	0.05	0.15

Above figures are presented net of partial direct write-offs.

(Trust Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Sub-total[7]	—	—	—
Normal Claims	4,787	(3,986)	8,773

Total[8]	4,787	(3,986)	8,773

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-23

Mizuho Financial Group, Inc.

5. Coverage on Non Performing Loans based on the FRA

Non-Consolidated

(1) Non Performing Loans based on the FRA and Coverage Amount

	(Billions of yen)
	As of March 31, 2021	Change	As of March 31, 2020

Aggregate Figures for the 2 Banks (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	48.7	(2.3)	51.0
Collateral, Guarantees, and equivalent	42.3	(2.9)	45.2
Reserve for Possible Losses	6.3	0.6	5.7
Claims with Collection Risk	411.0	24.5	386.5
Collateral, Guarantees, and equivalent	164.7	15.1	149.5
Reserve for Possible Losses	167.6	(0.1)	167.8
Claims for Special Attention	333.0	109.5	223.4
Collateral, Guarantees, and equivalent	100.9	32.6	68.2
Reserve for Possible Losses	57.5	20.9	36.5
Total	792.7	131.7	661.0
Collateral, Guarantees, and equivalent	308.0	44.9	263.1
Reserve for Possible Losses	231.6	21.3	210.2

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	48.4	(2.1)	50.6
Collateral, Guarantees, and equivalent	42.0	(2.7)	44.8
Reserve for Possible Losses	6.3	0.6	5.7
Claims with Collection Risk	404.6	21.9	382.7
Collateral, Guarantees, and equivalent	160.5	12.8	147.6
Reserve for Possible Losses	166.3	(0.3)	166.7
Claims for Special Attention	332.5	110.2	222.3
Collateral, Guarantees, and equivalent	100.8	32.6	68.2
Reserve for Possible Losses	57.4	21.0	36.3
Total	785.6	129.9	655.6
Collateral, Guarantees, and equivalent	303.4	42.7	260.7
Reserve for Possible Losses	230.1	21.3	208.8

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.2	(0.1)	0.4
Collateral, Guarantees, and equivalent	0.2	(0.1)	0.4
Reserve for Possible Losses	—	—	—
Claims with Collection Risk	6.4	2.6	3.7
Collateral, Guarantees, and equivalent	4.2	2.3	1.9
Reserve for Possible Losses	1.3	0.1	1.1
Claims for Special Attention	0.4	(0.6)	1.1
Collateral, Guarantees, and equivalent	0.0	0.0	0.0
Reserve for Possible Losses	0.0	(0.1)	0.2
Total	7.1	1.7	5.3
Collateral, Guarantees, and equivalent	4.5	2.1	2.3
Reserve for Possible Losses	1.4	0.0	1.3

Reference: Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-24

Mizuho Financial Group, Inc.

(2) Coverage Ratio

	(Billions of yen)
	As of March 31, 2021	Change	As of March 31, 2020

Aggregate Figures for the 2 Banks (Banking Account)

Coverage Amount	539.6	66.3	473.3
Reserves for Possible Losses on Loans	231.6	21.3	210.2
Collateral, Guarantees, and equivalent	308.0	44.9	263.1

	(%)
Coverage Ratio	68.0	(3.5)	71.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	80.8	(1.2)	82.1
Claims for Special Attention	47.5	0.6	46.9
Claims against Special Attention Obligors	43.3	(7.3)	50.7

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	68.0	(2.7)	70.8
Claims for Special Attention	24.7	1.2	23.5
Claims against Special Attention Obligors	28.7	5.3	23.3

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	22.85	7.84	15.01
Claims against Watch Obligors excluding Special Attention Obligors	4.87	(0.04)	4.91
Claims against Normal Obligors	0.10	0.00	0.09

Mizuho Bank

	(Billions of yen)
Coverage Amount	533.6	64.0	469.5
Reserves for Possible Losses on Loans	230.1	21.3	208.8
Collateral, Guarantees, and equivalent	303.4	42.7	260.7

	(%)
Coverage Ratio	67.9	(3.6)	71.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	80.7	(1.3)	82.1
Claims for Special Attention	47.6	0.5	47.0
Claims against Special Attention Obligors	43.3	(7.4)	50.8

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	68.1	(2.7)	70.9
Claims for Special Attention	24.8	1.2	23.5
Claims against Special Attention Obligors	28.7	5.3	23.3

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	22.86	7.86	14.99
Claims against Watch Obligors excluding Special Attention Obligors	4.92	(0.02)	4.95
Claims against Normal Obligors	0.10	0.00	0.09

2-25

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of March 31, 2021	Change	As of March 31, 2020

Coverage Amount	5.9	2.2	3.7
Reserves for Possible Losses on Loans	1.4	0.0	1.3
Collateral, Guarantees, and equivalent	4.5	2.1	2.3

	(%)
Coverage Ratio	83.7	13.9	69.7
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	86.7	6.1	80.6
Claims for Special Attention	29.4	7.3	22.1
Claims against Special Attention Obligors	26.4	4.3	22.1

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	61.1	0.2	60.8
Claims for Special Attention	20.2	(0.0)	20.2
Claims against Special Attention Obligors	20.1	(0.0)	20.2

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	18.57	(1.21)	19.79
Claims against Watch Obligors excluding Special Attention Obligors	1.66	0.18	1.47
Claims against Normal Obligors	0.06	0.00	0.05

2-26

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Non Performing Loans based on the FRA represents the amount of claims other than loans included in Non Performing Loans based on the FRA.

2-27

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2017	Fiscal 2018	Fiscal 2019	Fiscal 2020
	As of March 31, 2018	As of March 31, 2019	As of March 31, 2020	As of March 31, 2021
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2020
Claims against Bankrupt and Substantially Bankrupt Obligors	76.6	33.6	26.5	21.5	0.1	21.6	(4.8)
Claims with Collection Risk	284.2	187.8	139.7	110.5	1.1	111.7	(28.0)
Amount Categorized as above up to Fiscal 2017	360.9	221.4	166.3	132.1	1.3	133.4	(32.9)
of which the amount which was in the process of being removed from the balance sheet	47.2	22.5	20.6	18.4	0.1	18.5	(2.0)
Claims against Bankrupt and Substantially Bankrupt Obligors		19.3	11.5	7.5	0.0	7.5	(3.9)
Claims with Collection Risk		159.8	74.8	52.2	0.1	52.4	(22.4)
Amount Newly Categorized as above during Fiscal 2018		179.1	86.4	59.7	0.2	59.9	(26.4)
of which the amount which was in the process of being removed from the balance sheet		18.2	11.8	7.8	0.0	7.9	(3.9)
Claims against Bankrupt and Substantially Bankrupt Obligors			12.8	4.4	—	4.4	(8.4)
Claims with Collection Risk			171.8	80.9	1.7	82.6	(89.2)
Amount Newly Categorized as above during Fiscal 2019			184.7	85.3	1.7	87.0	(97.6)
of which the amount which was in the process of being removed from the balance sheet			12.0	5.0	—	5.0	(6.9)
Claims against Bankrupt and Substantially Bankrupt Obligors				15.0	0.0	15.0	15.0
Claims with Collection Risk				160.8	3.3	164.2	164.2
Amount Newly Categorized as above during Fiscal 2020				175.8	3.4	179.2	179.2
of which the amount which was in the process of being removed from the balance sheet				13.6	0.0	13.6	13.6
Claims against Bankrupt and Substantially Bankrupt Obligors	76.6	52.9	51.0	48.4	0.2	48.7	(2.3)
Claims with Collection Risk	284.2	347.6	386.5	404.6	6.4	411.0	24.5
Total	360.9	400.6	437.5	453.0	6.6	459.7	22.1
of which the amount which was in the process of being removed from the balance sheet	47.2	40.8	44.5	45.0	0.2	45.3	0.8

* Trust account represents trust accounts that guarantee principals in the agreement.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in Fiscal 2020

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(5.7)	(5.7)	—
Restructuring	(2.8)	(2.8)	—
Improvement in Business Performance due to Restructuring	—	—	—
Loan Sales	(25.4)	(25.4)	—
Direct Write-off	(21.2)	(21.2)	—
Other	(101.7)	(100.7)	(0.9)
Debt recovery	(67.6)	(67.1)	(0.4)
Improvement in Business Performance	(34.1)	(33.6)	(0.4)

Total	(157.0)	(156.1)	(0.9)

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Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2021				As of March 31, 2020
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	62,044.2	679.8	3,096.6	168.4	58,947.6	511.4
Manufacturing	10,914.5	211.1	1,275.6	70.6	9,638.9	140.5
Agriculture & Forestry	50.7	0.7	(4.0)	(0.0)	54.7	0.8
Fishery	2.2	0.3	(1.1)	0.0	3.3	0.3
Mining, Quarrying Industry & Gravel Extraction Industry	315.8	0.1	88.9	(0.1)	226.9	0.2
Construction	728.1	5.2	2.6	(2.7)	725.4	8.0
Utilities	2,852.6	2.1	16.7	(9.4)	2,835.9	11.5
Communication	1,225.0	9.3	(211.8)	(2.1)	1,436.9	11.5
Transportation & Postal Industry	2,647.7	8.5	287.6	(0.7)	2,360.1	9.3
Wholesale & Retail	5,093.9	138.0	163.8	5.1	4,930.0	132.9
Finance & Insurance	9,221.3	24.7	1,000.9	14.3	8,220.3	10.3
Real Estate	9,627.6	40.0	887.4	3.5	8,740.2	36.4
Commodity Lease	3,066.0	1.4	181.0	(0.1)	2,884.9	1.6
Service Industries	3,341.8	138.4	234.0	68.3	3,107.8	70.0
Local Governments	676.2	—	(84.0)	—	760.3	—
Governments	1,223.6	—	(219.8)	—	1,443.5	—
Other	11,056.5	99.3	(521.5)	21.8	11,578.0	77.5
Overseas Total (including Loans Booked Offshore)	23,940.2	69.6	(1,985.2)	(40.7)	25,925.5	110.4
Governments	225.1	—	(117.0)	—	342.2	—
Financial Institutions	8,680.3	—	(490.2)	—	9,170.5	—
Other	15,034.7	69.6	(1,377.9)	(40.7)	16,412.7	110.4

Total	85,984.5	749.5	1,111.3	127.6	84,873.2	621.9

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2021:	¥850.0 billion (from MHBK)
As of March 31, 2020:	¥860.0 billion (from MHBK)
*

Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-29

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2021				As of March 31, 2020
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans

Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	58,134.9	672.7	3,188.1	166.6	54,946.8	506.1
Manufacturing	10,454.8	209.1	1,281.0	70.9	9,173.7	138.2
Agriculture & Forestry	50.6	0.7	(3.9)	(0.0)	54.6	0.8
Fishery	2.2	0.3	(1.1)	0.0	3.3	0.3
Mining, Quarrying Industry & Gravel Extraction Industry	314.1	0.1	89.3	(0.1)	224.7	0.2
Construction	692.4	5.2	3.0	(2.6)	689.3	7.9
Utilities	2,569.4	2.1	4.5	(9.4)	2,564.8	11.5
Communication	1,137.4	9.3	(169.3)	(1.8)	1,306.8	11.2
Transportation & Postal Industry	2,445.1	8.5	283.4	(0.7)	2,161.6	9.3
Wholesale & Retail	4,947.4	138.0	165.0	5.1	4,782.3	132.9
Finance & Insurance	8,735.8	24.7	1,034.8	14.3	7,700.9	10.3
Real Estate	8,244.1	37.1	794.0	1.0	7,450.1	36.0
Commodity Lease	2,856.8	1.4	189.0	(0.1)	2,667.8	1.6
Service Industries	3,287.6	137.9	235.6	67.8	3,051.9	70.0
Local Governments	673.5	—	(79.7)	—	753.2	—
Governments	1,087.9	—	(250.1)	—	1,338.0	—
Other	10,635.3	97.5	(387.7)	22.2	11,023.0	75.2
Overseas Total (including Loans Booked Offshore)	23,939.6	69.6	(1,984.8)	(40.7)	25,924.4	110.4
Governments	225.1	—	(117.0)	—	342.2	—
Financial Institutions	8,680.3	—	(490.2)	—	9,170.5	—
Other	15,034.1	69.6	(1,377.5)	(40.7)	16,411.6	110.4

Total	82,074.5	742.4	1,203.3	125.8	80,871.2	616.5

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	3,909.3	7.1	(91.5)	1.7	4,000.8	5.3
Manufacturing	459.7	1.9	(5.3)	(0.3)	465.1	2.2
Agriculture & Forestry	0.0	—	(0.0)	—	0.0	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	1.7	—	(0.4)	—	2.2	—
Construction	35.7	—	(0.3)	(0.1)	36.0	0.1
Utilities	283.2	—	12.1	—	271.0	—
Communication	87.5	—	(42.5)	(0.3)	130.1	0.3
Transportation & Postal Industry	202.6	—	4.2	—	198.4	—
Wholesale & Retail	146.4	—	(1.2)	—	147.6	—
Finance & Insurance	485.5	—	(33.8)	—	519.3	—
Real Estate	1,383.4	2.9	93.3	2.4	1,290.0	0.4
Commodity Lease	209.2	—	(7.9)	—	217.1	—
Service Industries	54.2	0.5	(1.6)	0.5	55.9	—
Local Governments	2.7	—	(4.3)	—	7.0	—
Governments	135.7	—	30.3	—	105.4	—
Other	421.1	1.7	(133.8)	(0.4)	554.9	2.2
Overseas Total (including Loans Booked Offshore)	0.6	—	(0.4)	—	1.1	—
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	0.6	—	(0.4)	—	1.1	—

Total	3,909.9	7.1	(92.0)	1.7	4,001.9	5.3

*

Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-30

Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2021				As of March 31, 2020
			Change
	Non Performing Loans based on the FRA	Coverage Ratio	Non Performing Loans based on the FRA	Coverage Ratio	Non Performing Loans based on the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	700.9	66.3	171.3	(1.3)	529.5	67.6
Manufacturing	225.1	55.6	74.8	(8.5)	150.3	64.2
Agriculture & Forestry	0.7	53.4	(0.0)	11.9	0.8	41.5
Fishery	0.3	62.6	0.0	0.0	0.3	62.6
Mining, Quarrying Industry & Gravel Extraction Industry	0.1	78.9	(0.3)	(15.4)	0.5	94.4
Construction	5.5	76.3	(2.7)	4.2	8.3	72.0
Utilities	2.1	71.8	(9.4)	33.3	11.5	38.5
Communication	9.7	73.7	(1.8)	7.5	11.5	66.1
Transportation & Postal Industry	8.7	69.1	(0.7)	3.6	9.4	65.5
Wholesale & Retail	139.6	56.8	4.3	(0.8)	135.3	57.7
Finance & Insurance	25.1	82.5	14.4	0.9	10.7	81.6
Real Estate	40.5	88.8	4.9	7.0	35.6	81.7
Commodity Lease	1.4	90.6	(0.2)	18.3	1.7	72.3
Service Industries	142.0	66.7	68.8	0.8	73.2	65.9
Local Governments	—	—	—	—	—	—
Other	99.4	87.9	19.5	(0.5)	79.9	88.4
Overseas Total (including Loans Booked Offshore)	91.8	81.3	(39.6)	(6.2)	131.4	87.6
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	91.8	81.3	(39.6)	(6.2)	131.4	87.6

Total	792.7	68.0	131.7	(3.5)	661.0	71.6

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-31

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2021		As of March 31, 2020
		Change
Housing and Consumer Loans	8,762.8	(452.9)	9,215.7
Housing Loans for owner’s residential housing	8,125.6	(337.8)	8,463.4

Mizuho Bank

Housing and Consumer Loans	8,700.5	(442.5)	9,143.1
Housing Loans	8,232.0	(362.9)	8,595.0
for owner’s residential housing	8,067.6	(328.5)	8,396.1
Consumer loans	468.4	(79.5)	548.0

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	62.2	(10.4)	72.6
Housing Loans for owner’s residential housing	57.9	(9.3)	67.3
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of March 31, 2021		As of March 31, 2020
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.3	(0.1)	57.4
Loans to SMEs and Individual Customers	35,601.0	1,708.6	33,892.4

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.9	(0.2)	58.1
Loans to SMEs and Individual Customers	33,678.8	1,722.2	31,956.5

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	49.1	0.7	48.3
Loans to SMEs and Individual Customers	1,922.2	(13.6)	1,935.9

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.

*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2021				As of March 31, 2020
		Non-Accrual, Past Due & Restructured Loans	Change			Non-Accrual, Past Due & Restructured Loans
	Outstanding Balance		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance
Asia	7,317.0	32.3	(226.2)	(3.5)	7,543.3	35.8
Hong Kong	1,915.3	0.3	106.5	(4.1)	1,808.8	4.4
Singapore	1,125.9	27.6	(160.1)	1.5	1,286.0	26.1
Thailand	1,082.2	0.5	44.9	(0.9)	1,037.2	1.4
Taiwan	846.8	0.0	99.9	(0.0)	746.9	0.0
India	479.0	2.7	(140.1)	(0.0)	619.2	2.7
South Korea	543.8	0.0	(127.4)	0.0	671.2	—
Indonesia	422.3	0.9	(29.5)	(0.0)	451.9	0.9
Philippines	293.3	0.0	10.4	0.0	282.8	0.0
China	197.2	—	(22.8)	—	220.1	—
Thailand	113.0	—	(51.1)	—	164.1	—
Central and South America	5,117.4	23.2	456.9	0.7	4,660.4	22.5
Mexico	344.7	0.8	(81.6)	(0.0)	426.4	0.8
Brazile	177.1	4.8	(73.4)	(2.6)	250.5	7.5
North America	7,475.6	33.6	(1,289.6)	(10.4)	8,765.2	44.1
United States	6,553.4	21.6	(1,376.4)	(22.4)	7,929.9	44.1
Eastern Europe	290.4	—	13.2	—	277.2	—
Russia	211.8	—	40.1	—	171.7	—
Western Europe	4,162.9	18.0	(390.6)	4.1	4,553.6	13.8
United Kingdom	1,176.0	7.5	(139.2)	7.5	1,315.3	—
Netherlands	973.7	—	(178.5)	(1.2)	1,152.2	1.2
Germany	509.1	4.9	(7.6)	(2.3)	516.7	7.2
Ireland	308.3	—	56.2	—	252.0	—
Switzerland	165.0	—	(6.9)	—	171.9	—
France	215.6	—	(34.9)	—	250.6	—
Turkey	95.2	—	(6.8)	—	102.1	—
Italy	142.9	—	(12.1)	—	155.1	—
Other	3,145.6	4.5	(123.2)	(24.8)	3,268.8	29.4
Australia	1,632.8	—	108.0	—	1,524.8	—
Total	27,509.1	111.8	(1,559.5)	(33.9)	29,068.7	145.8
The above figures are based on obligor country of location.
The outstanding balance of loans and Non-Accrual, Past Due & Restructured Loans in major banking subsidiaries outside Japan is as follows.

	As of March 31, 2021				As of March 31, 2020
			Change
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank (China) ,Ltd	1,113.0	1.0	54.5	(3.7)	1,058.5	4.7
Mizuho Bank (USA)	394.2	2.7	(76.3)	2.7	470.6	—
PT. Bank Mizuho Indonesia	314.7	3.0	(38.1)	2.9	352.8	0.1

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2021 to March 31, 2026)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	3,244.2
Income before Income Taxes	2	3,311.2
Tax Adjustments *1	3	88.4
Taxable Income before Current Deductible Temporary Differences *2	4	3,399.6
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,040.9

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2021.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2016	442.3
Fiscal 2017	379.9
Fiscal 2018	267.2
Fiscal 2019	378.5
Fiscal 2020(estimate)	304.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2020 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2021	Change	As of March 31, 2020
Reserves for Possible Losses on Loans	7	186.2	54.3	131.9
Impairment of Securities	8	126.2	(19.7)	145.9
Net Unrealized Losses on Other Securities	9	10.7	(11.2)	22.0
Reserve for Employee Retirement Benefits	10	—	—	—
Depreciation and Impairment	11	146.5	(29.7)	176.3
Net Deferred Hedge Losses	12	—	—	—
Tax Losses Carried Forward	13	—	—	—
Other	14	231.7	(29.2)	261.0

Total Deferred Tax Assets	15	701.6	(35.7)	737.3

Valuation Allowance	16	(135.7)	24.8	(160.6)

Sub-Total [ 15 + 16 ]	17	565.8	(10.8)	576.7

Amount related to Retirement Benefits Accounting	18	(160.5)	9.8	(170.3)
Net Unrealized Gains on Other Securities	19	(396.8)	(92.5)	(304.3)
Net Deferred Hedge Gains	20	(10.8)	17.0	(27.9)
Other	21	(36.3)	0.8	(37.1)

Total Deferred Tax Liabilities	22	(604.5)	(64.8)	(539.7)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(38.7)	(75.6)	36.9
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(399.7)	(95.9)	(303.8)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	(10.8)	17.0	(27.9)
Tax effects related to others	26	371.8	3.2	368.6

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

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Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2021 to March 31, 2026)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	205.5
Income before Income Taxes	2	224.2
Tax Adjustments *1	3	(63.9)
Taxable Income before Current Deductible Temporary Differences *2	4	160.3
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	49.0

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2021.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2016	52.1
Fiscal 2017	40.5
Fiscal 2018	39.0
Fiscal 2019	31.7
Fiscal 2020(estimate)	27.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2020 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2021	Change	As of March 31, 2020
Reserves for Possible Losses on Loans	7	1.3	0.1	1.1
Impairment of Securities	8	9.0	(2.1)	11.1
Net Unrealized Losses on Other Securities	9	0.2	(0.8)	1.1
Reserve for Employee Retirement Benefits	10	3.1	(4.1)	7.2
Reserve for Loss of Transfer	11	1.4	1.4	—
Net Deferred Hedge Losses	12	1.1	(0.8)	2.0
Tax Losses Carried Forward	13	—	—	—
Other	14	5.1	0.0	5.1

Total Deferred Tax Assets	15	21.5	(6.4)	27.9

Valuation Allowance	16	(9.6)	2.9	(12.6)

Sub-Total [ 15 + 16 ]	17	11.8	(3.5)	15.3

Amount related to Retirement Benefits Accounting	18	(7.9)	(3.4)	(4.5)
Net Unrealized Gains on Other Securities	19	(18.9)	(5.5)	(13.4)
Net Deferred Hedge Gains	20	—	—	—
Other	21	(0.3)	0.1	(0.5)

Total Deferred Tax Liabilities	22	(27.3)	(8.7)	(18.5)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(15.5)	(12.2)	(3.2)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(18.9)	(5.4)	(13.5)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	1.1	(0.8)	2.0
Tax effects related to others	26	2.3	(5.9)	8.2

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-35

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2021	Change	As of March 31, 2020
Deposits	111,043.3	4,167.2	106,876.1
Individual Deposits	47,321.6	2,303.0	45,018.6
Corporate Deposits	54,592.7	1,248.2	53,344.5
Financial/Government Institutions	9,128.8	615.8	8,513.0

Mizuho Bank

Deposits	108,163.3	4,383.5	103,779.8
Individual Deposits	46,491.5	2,331.2	44,160.3
Corporate Deposits	53,273.9	1,339.1	51,934.8
Financial/Government Institutions	8,397.8	713.1	7,684.6

Mizuho Trust & Banking

Deposits	2,879.9	(216.3)	3,096.2
Individual Deposits	830.1	(28.1)	858.2
Corporate Deposits	1,318.8	(90.8)	1,409.6
Financial/Government Institutions	731.0	(97.2)	828.3

*	Above figures do not include deposits booked at overseas offices and offshore deposits.
*	As for Mizuho Bank and Mizuho Trust & Banking, parts of Deposits which have been included in Corporate Deposits are included in Financial/Government Institutions.

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Mizuho Financial Group, Inc.

2. Number of Directors and Employees

(1) Number of Directors

Aggregate Figures for Mizuho Financial Group, the 2 Banks, and Mizuho Securities

	As of March 31, 2021	Change	As of March 31, 2020
Directors, Executive Officers as defined in the Companies Act, and Auditors	45	(4)	49
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	117	(11)	128
* The above numbers have been adjusted for those who are doubling other positions.

(2) Number of Employees Consolidated
	As of March 31, 2021	Change	As of March 31, 2020
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	54,492	(2,772)	57,264
Average number of temporary employees	15,309	(1,701)	17,010

*  The number of Employees excludes employees seconded to outside the company and includes employees seconded from outside the company in each consolidated subsidiary. That number also includes overseas local staff but excludes advisers and temporary employees.

3. Number of Offices (Domestic) The 2 Banks and Mizuho Securities
	As of March 31, 2021	Change	As of March 31, 2020
Mizuho Bank	463	(1)	464
Mizuho Trust & Banking	60	—	60
Mizuho Securities	238	(18)	256

*  The above numbers are the numbers of head office, domestic branches (excluding branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1), and pension plan advisory offices (1)), domestic sub-branches, and others.

(Overseas) The 2 Banks and Mizuho Securities
	As of March 31, 2021	Change	As of March 31, 2020
Mizuho Bank	49	—	49
Mizuho Trust & Banking	—	—	—
Mizuho Securities	2	—	2
* The above numbers are the numbers of overseas branches or relevant offices, and overseas representative offices.

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Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2021

Consolidated

(Billions of yen)
Fiscal 2021
Ordinary Profits	720.0
Profit Attributable to Owners of Parent	510.0

Non-Consolidated

Mizuho Bank, Mizuho Trust & Banking

	(Billions of yen)
	Fiscal 2021
	Aggregate Figures for the 2 Banks	MHBK	MHTB*
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) + Net Gains (Losses) related to ETF	590.0	555.0	35.0
Ordinary Profits	540.0	495.0	45.0
Net Income	375.0	345.0	30.0
Credit-related Costs	(90.0)	(85.0)	(5.0)

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

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Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2021 (A)	As of March 31, 2020 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥45,460,471	¥38,833,234	¥6,627,237
Call Loans	967,504	958,359	9,145
Receivables under Resale Agreements	2,376,420	8,599,865	(6,223,444)
Guarantee Deposits Paid under Securities Borrowing Transactions	151,282	122,001	29,280
Other Debt Purchased	482,837	430,330	52,507
Trading Assets	4,655,665	5,013,413	(357,747)
Money Held in Trust	503	503	(0)
Securities	43,720,657	34,372,765	9,347,892
Loans and Bills Discounted	82,074,591	80,871,269	1,203,322
Foreign Exchange Assets	2,016,766	1,966,593	50,172
Derivatives other than for Trading	3,998,530	5,164,666	(1,166,136)
Other Assets	4,920,054	2,939,258	1,980,795
Tangible Fixed Assets	881,564	843,058	38,505
Intangible Fixed Assets	360,296	357,432	2,864
Prepaid Pension Cost	524,167	556,273	(32,105)
Deferred Tax Assets	—	36,950	(36,950)
Customers’ Liabilities for Acceptances and Guarantees	6,828,085	6,535,786	292,299
Reserves for Possible Losses on Loans	(536,101)	(385,129)	(150,971)
Reserve for Possible Losses on Investments	—	(2,458)	2,458

Total Assets	¥198,883,298	¥187,214,174	¥11,669,124

Liabilities
Deposits	¥128,279,005	¥126,337,030	¥1,941,975
Negotiable Certificates of Deposit	16,684,774	12,706,349	3,978,424
Call Money	1,061,104	1,213,576	(152,472)
Payables under Repurchase Agreements	8,760,834	7,469,615	1,291,219
Guarantee Deposits Received under Securities Lending Transactions	170,648	276,869	(106,220)
Commercial Paper	2,105,067	411,089	1,693,978
Trading Liabilities	3,255,476	3,795,423	(539,947)
Borrowed Money	15,084,290	11,394,924	3,689,366
Foreign Exchange Liabilities	717,422	716,394	1,028
Bonds and Notes	911,779	1,100,670	(188,891)
Derivatives other than for Trading	4,016,868	4,843,165	(826,296)
Other Liabilities	3,448,928	3,175,327	273,600
Reserve for Bonus Payments	25,042	19,841	5,201
Reserve for Variable Compensation	983	765	217
Reserve for Possible Losses on Sales of Loans	1,074	637	437
Reserve for Contingencies	3,092	1,770	1,322
Reserve for Reimbursement of Deposits	20,540	25,943	(5,403)
Reserve for Reimbursement of Debentures	14,419	18,672	(4,253)
Deferred Tax Liabilities	38,723	—	38,723
Deferred Tax Liabilities for Revaluation Reserve for Land	61,915	62,695	(780)
Acceptances and Guarantees	6,828,085	6,535,786	292,299

Total Liabilities	191,490,080	180,106,550	11,383,529

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,167	2,286,328	(161)
Capital Reserve	655,450	655,418	32
Other Capital Surplus	1,630,716	1,630,910	(194)
Retained Earnings	2,514,003	2,472,640	41,363
Appropriated Reserve	353,908	315,177	38,731
Other Retained Earnings	2,160,095	2,157,463	2,632
Retained Earnings Brought Forward	2,160,095	2,157,463	2,632

Total Shareholders’ Equity	6,204,236	6,163,034	41,201

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,023,139	736,239	286,899
Net Deferred Hedge Gains (Losses), net of Taxes	29,458	71,693	(42,234)
Revaluation Reserve for Land, net of Taxes	136,384	136,655	(271)

Total Valuation and Translation Adjustments	1,188,982	944,588	244,393

Total Net Assets	7,393,218	7,107,623	285,595

Total Liabilities and Net Assets	¥198,883,298	¥187,214,174	¥11,669,124

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Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2021 (A)	For the fiscal year ended March 31, 2020 (B)	Change (A) - (B)
Ordinary Income	¥2,132,943	¥2,762,200	¥(629,257)
Interest Income	1,146,971	1,642,866	(495,894)
Interest on Loans and Bills Discounted	828,466	1,113,558	(285,092)
Interest and Dividends on Securities	227,314	258,265	(30,951)
Fee and Commission Income	514,834	476,787	38,047
Trading Income	83,910	150,596	(66,686)
Other Operating Income	204,734	238,043	(33,308)
Other Ordinary Income	182,491	253,906	(71,414)

Ordinary Expenses	1,854,876	2,331,438	(476,561)
Interest Expenses	361,789	1,013,852	(652,062)
Interest on Deposits	112,893	451,000	(338,107)
Fee and Commission Expenses	91,804	91,650	154
Trading Expenses	349	809	(460)
Other Operating Expenses	148,741	97,383	51,358
General and Administrative Expenses	802,123	789,552	12,570
Other Ordinary Expenses	450,067	338,189	111,878

Ordinary Profits	278,066	430,762	(152,695)

Extraordinary Gains	115,474	1,296	114,178

Extraordinary Losses	19,760	18,484	1,275

Income before Income Taxes	373,781	413,574	(39,793)
Income Taxes:
Current	95,987	109,151	(13,164)
Deferred	10,404	(3,364)	13,769

Net Income	¥267,389	¥307,788	¥(40,398)

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Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of March 31, 2021 (A)	As of March 31, 2020 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,010,405	¥1,766,799	¥243,606
Call Loans	22,134	14,678	7,455
Guarantee Deposits Paid under Securities Borrowing Transactions	—	198,053	(198,053)
Other Debt Purchased	26,092	32,493	(6,400)
Trading Assets	130,476	169,750	(39,274)
Money Held in Trust	9,804	7,125	2,678
Securities	321,504	958,624	(637,120)
Loans and Bills Discounted	3,362,267	3,367,475	(5,208)
Foreign Exchange Assets	6,313	7,865	(1,552)
Other Assets	321,181	359,752	(38,571)
Tangible Fixed Assets	102,139	86,705	15,434
Intangible Fixed Assets	25,486	30,529	(5,043)
Prepaid Pension Cost	65,962	65,759	202
Customers’ Liabilities for Acceptances and Guarantees	14,008	14,755	(747)
Reserves for Possible Losses on Loans	(4,196)	(3,689)	(507)

Total Assets	¥6,413,579	¥7,076,682	¥(663,102)

Liabilities
Deposits	¥2,879,951	¥3,096,295	¥(216,344)
Negotiable Certificates of Deposit	618,380	664,780	(46,400)
Call Money	581,838	807,706	(225,868)
Guarantee Deposits Received under Securities Lending Transactions	—	289,789	(289,789)
Trading Liabilities	131,235	170,146	(38,910)
Borrowed Money	375,082	255,860	119,222
Foreign Exchange Liabilities	—	23	(23)
Bonds and Notes	—	10,000	(10,000)
Due to Trust Accounts	1,160,608	1,055,510	105,097
Other Liabilities	23,141	142,457	(119,316)
Reserve for Bonus Payments	3,199	2,153	1,045
Reserve for Variable Compensation	380	368	12
Provision for Retirement Benefits	260	—	260
Reserve for Reimbursement of Deposits	1,558	1,907	(348)
Reserve for Loss of Transfer	4,814	—	4,814
Deferred Tax Liabilities	15,515	3,220	12,294
Acceptances and Guarantees	14,008	14,755	(747)

Total Liabilities	5,809,974	6,514,977	(705,002)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	275,949	253,465	22,484
Appropriated Reserve	45,865	41,484	4,380
Other Retained Earnings	230,083	211,980	18,103
Retained Earnings Brought Forward	230,083	211,980	18,103

Total Shareholders’ Equity	538,824	516,339	22,484

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	67,360	49,981	17,379
Net Deferred Hedge Gains (Losses), net of Taxes	(2,579)	(4,615)	2,036

Total Valuation and Translation Adjustments	64,781	45,365	19,415

Total Net Assets	603,605	561,705	41,899

Total Liabilities and Net Assets	¥6,413,579	¥7,076,682	¥(663,102)

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Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the fiscal year ended March 31, 2021 (A)	For the fiscal year ended March 31, 2020 (B)	Change (A) - (B)
Ordinary Income	¥191,924	¥209,112	¥(17,187)
Fiduciary Income	55,962	59,132	(3,170)
Interest Income	38,922	37,305	1,616
Interest on Loans and Bills Discounted	21,259	24,619	(3,359)
Interest and Dividends on Securities	15,497	10,654	4,843
Fee and Commission Income	68,275	70,610	(2,335)
Trading Income	1,657	1,526	131
Other Operating Income	11,911	24,319	(12,407)
Other Ordinary Income	15,195	16,217	(1,021)

Ordinary Expenses	147,991	159,435	(11,444)
Interest Expenses	8,606	13,445	(4,839)
Interest on Deposits	403	614	(210)
Fee and Commission Expenses	34,743	35,027	(283)
Trading Expenses	—	20	(20)
Other Operating Expenses	3,847	11,458	(7,610)
General and Administrative Expenses	80,986	81,211	(224)
Other Ordinary Expenses	19,808	18,272	1,535

Ordinary Profits	43,933	49,676	(5,743)

Extraordinary Gains	16,935	907	16,028

Extraordinary Losses	1,978	694	1,284

Income before Income Taxes	58,889	49,888	9,000
Income Taxes:
Current	8,573	10,342	(1,769)
Deferred	5,928	4,147	1,781

Net Income	¥44,388	¥35,398	¥8,989

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Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

As of March 31, 2021

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	547,719	Money Trusts	27,961,821
Securities	109,039	Pension Trusts	3,150,691
Beneficiary Rights to the Trusts	67,171,475	Property Formation Benefit Trusts	4,788
Securities held in Custody Accounts	438,766	Investment Trusts	20,366,322
Money Claims	17,775,590	Money Entrusted Other than Money Trusts	2,170,952
Tangible Fixed Assets	8,886,945	Securities Trusts	13,823,085
Intangible Fixed Assets	337,608	Money Claims Trusts	16,760,805
Other Claims	2,521,894	Land and Fixtures Trusts	514,078
Due from Banking Account	1,160,608	Composite Trusts	14,721,820
Cash and Due from Banks	530,094	Other Trusts	5,375

Total	99,479,741	Total	99,479,741

Notes:

1.	The statement is exclusive of Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥64,942,263 million.
3.	Joint trust assets under the management of other companies: ¥171,932 million
4.

There is no balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans,
or Loans Past Due for 3 Months or More in the loans of trust accounts that guaranteeprincipals in the agreement of ¥4,787 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	4,787	Principal	842,669
Securities	1	Reserve	15
Others	837,976	Others	80

Total	842,765	Total	842,765

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Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of March 31, 2021 (A)	As of March 31, 2020 (B)	Change (A) - (B)
Total Amount of Funds	34,615,632	31,015,448	3,600,184
Deposits	2,879,951	3,096,295	(216,344)
Negotiable Certificates of Deposit	618,380	664,780	(46,400)
Money Trusts	27,961,821	24,065,825	3,895,996
Pension Trusts	3,150,691	3,183,854	(33,163)
Property Formation Benefit Trusts	4,788	4,692	95

Loans and Bills Discounted	3,909,986	4,001,989	(92,002)
of Banking accounts	3,362,267	3,367,475	(5,208)
of Trust accounts	547,719	634,513	(86,794)

Securities for Investments	430,543	1,089,515	(658,971)
of Banking accounts	321,504	958,624	(637,120)
of Trust accounts	109,039	130,890	(21,850)

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Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of March 31, 2021 (A)	As of March 31, 2020 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥369,894	¥533,288	¥(163,394)
Cash Segregated as Deposits for Customers and Others	554,281	387,043	167,237
Trading Assets	6,222,426	6,461,814	(239,388)
Operating Investment Securities	34,338	33,430	908
Receivables Related to Margin Transactions	32,553	22,055	10,498
Collateralized Short-Term Financing Agreements-Receivable	4,520,477	4,296,231	224,245
Advances Paid	441	579	(137)
Securities: Fail to Deliver	15,265	12,971	2,293
Short-Term Loans Receivable	36,085	37,298	(1,213)
Other Current Assets	461,711	595,830	(134,119)
Less: Allowance for Doubtful Accounts	(276)	(7)	(269)
Noncurrent Assets
Property and Equipment	19,775	11,196	8,578
Intangible Assets	66,544	61,637	4,906
Investments and Other Assets	314,486	302,584	11,901

Total Assets	¥12,648,003	¥12,755,956	¥(107,952)

Liabilities
Current Liabilities
Trading Liabilities	¥4,765,362	¥5,032,193	¥(266,831)
Payables - Unsettled Trades	253,734	61,668	192,066
Payables Related to Margin Transactions	39,793	47,395	(7,601)
Collateralized Short-Term Financing Agreements-Payable	3,510,972	3,660,235	(149,263)
Deposits Received	444,112	350,409	93,702
Guarantee Deposits Received	417,142	370,607	46,535
Securities: Fail to Receive	2,854	2,029	825
Short-Term Borrowings	806,728	1,035,215	(228,486)
Commercial Paper	423,500	319,000	104,500
Bonds and Notes Due within One Year	127,648	137,358	(9,710)
Income Taxes Payable	11,565	3,022	8,542
Accrued Employees’ Bonuses	25,365	13,531	11,834
Provision for Variable Compensation	788	816	(28)
Provision for Bonus Point Redemption	—	487	(487)
Other Current Liabilities	50,122	53,465	(3,342)
Noncurrent Liabilities
Bonds and Notes	623,175	620,079	3,096
Long-Term Borrowings	150,400	135,600	14,800
Provision for Retirement Benefits	21,216	19,828	1,388
Reserve for Loss of Transfer	4,194	—	4,194
Other Noncurrent Liabilities	3,132	2,111	1,021
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	3,135	2,509	625

Total Liabilities	11,684,945	11,867,565	(182,620)

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	440,661	371,261	69,400
Other Retained Earnings	440,661	371,261	69,400
Retained Earnings Brought Forward	440,661	371,261	69,400

Total Shareholders’ Equity	947,478	878,078	69,400

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	25,339	20,066	5,273
Net Deferred Gains or Losses on Hedges, net of Tax	(9,759)	(9,754)	(4)

Total Valuation and Translation Adjustments	15,580	10,312	5,268

Total Net Assets	963,058	888,390	74,668

Total Liabilities and Net Assets	¥12,648,003	¥12,755,956	¥(107,952)

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Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the fiscal year ended March 31, 2021 (A)	For the fiscal year ended March 31, 2020 (B)	Change (A) - (B)
Operating Revenues	¥408,177	¥354,192	¥53,984
Commissions	181,774	149,514	32,260
Net Gain on Trading	152,257	111,981	40,275
Net Gain on Operating Investment Securities	630	2,621	(1,990)
Interest and Dividend Income	73,514	90,075	(16,561)

Interest Expenses	56,850	82,590	(25,739)

Net Operating Revenues	351,326	271,602	79,724

Selling, General and Administrative Expenses	264,682	237,737	26,945
Transaction-Related Expenses	73,476	57,929	15,547
Personnel Expenses	100,958	86,215	14,743
Real Estate Expenses	22,148	24,151	(2,003)
Administrative Expenses	39,411	42,322	(2,910)
Depreciation and Amortization	19,994	19,702	292
Taxes and Dues	5,797	4,436	1,360
Provision of Allowance for Doubtful Accounts	283	(20)	304
Other	2,612	3,000	(388)

Operating Income	86,643	33,864	52,779

Non-Operating Income	4,210	4,744	(534)
Non-Operating Expenses	221	179	41

Ordinary Income	90,632	38,429	52,203

Extraordinary Gain	13,748	1,110	12,637

Extraordinary Loss	15,830	2,860	12,969

Income before Income Taxes	88,550	36,679	51,871
Income Taxes:
Current	14,761	5,158	9,602
Deferred	(3,167)	2,310	(5,477)

Net Income	¥76,956	¥29,210	¥47,746

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